Name:________________

Number:________

FIRST AMENDMENT TO CONFIDENTIAL PRIVATE OFFERING MEMORANDUM

$1,000,000 in Units of Series A 12% Convertible Callable Preferred Stock & Warrants

100 Units @ $10,000 Per Unit

Advanced Precision Technology, Inc.
Pier 9, Suite 104 Embarcadero
San Francisco, California 94111
(415) 397-1545

Advanced Precision Technology, Inc., a Nevada corporation (the "Company"), is offering to Accredited Investors who meet the suitability standards set forth in this First Amendment, dated September 6, 1997 (the "First Amendment"), to the Confidential Private Offering Memorandum (the "Memorandum") up to 100 units (the "Units") with each Unit composed of: (i.) 100 shares of the Company's Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock (par value $0.001) (the "Preferred Shares"), (ii.) 20,000 Class A Redeemable Common Stock Purchase Warrants (the "A Warrants") and (iii.) 20,000 Class B Redeemable Common Stock Purchase Warrants (the "B Warrants"). The minimum purchase is one Unit but the Company may allow the purchase of less than one Unit. This Offering is on a "best efforts" basis by the Company's officers and directors.

Each Preferred Share has a face value of $100 (the "Face Value") and is convertible into 200 shares of the Company's Common Stock (par value $0.001) (the "Common Share"). The Preferred Shares are to receive an annual dividend of 12% of the Face Value, payable semi-annually in shares of the Company's Preferred Shares to holders of record on June 30th and December 31st of each year, from and after issuance. The Preferred Shares, or any number of them, are callable by the Company, at any time, upon 30 days' notice, at 110% of Face Value. No sinking fund is or will be established for the repurchase of the Preferred Shares. Each of the A Warrants is exercisable for the purchase of one Common Share at $1.00 per Common Share and is subject to the Company's right to call and redeem the A Warrants. The A Warrants expire on February 28, 1998. Each of the B Warrants is exercisable for the purchase of one Common Share at $2.00 per Common Share and is subject to the Company's right to call and redeem the B Warrants. The B Warrants expire on August 31, 1998. Both the A Warrants and the B Warrants (both, collectively, the "Warrants") are callable and redeemable by the Company upon 30 days' notice and upon the Company's payment of $0.01 for each Warrant redeemed.

This First Amendment is the first amendment to the Company's March 11, 1997 Offering Memorandum and relates to 100 Units or an aggregate of 10,000 Preferred Shares, 2,000,000 A Warrants, and 2,000,000 B Warrants (the "Offering"). The Company has, prior to this First Amendment, sold 15.70 Units in this Offering. As a result, the Company has achieved the Minimum Offering. The Company will provide such additional information as prospective investors may deem material, provided that such information is reasonably available at a cost consistent with the size of this Offering. Each Unit is priced at $10,000 per Unit ("Offering Price").[1] No escrow account is or will be established in connection with this Offering. THE UNITS ARE CAPITAL CONTRIBUTIONS TO THE COMPANY WHICH WILL BE SUBORDINATED TO EXISTING AND FUTURE INDEBTEDNESS. THE SECURITIES INVOLVE A HIGH DEGREE OF RISK (SEE "RISK FACTORS").

	Price to Subscribers	Underwriting Discounts and Commissions[2]	Proceeds to Company[3]
Per Unit (One Unit)	$10,000	$1,000	$ 9,000
Minimum Offering (10 Units)	$100,000	$10,000	$ 90,000
Maximum Offering (100 Units)	$1,000,000	$100,000	$900,000

1. The Offering Price has been established arbitrarily by the Company without regard to assets, earnings, or other performance indicators of the Company or the price of securities of similar companies in the same industry.
2. The Units are being offered on a "best efforts" basis by the Company and may be offered by a Placement Manager registered with the National Association of Securities Dealers, Inc. ("NASD") No portion of the Offering Commissions will be payable to the Company or any Affiliate. Does not include any due diligence fees. (See "Plan of Distribution").
3. Before deducting legal, accounting, printing and other offering expenses of approximately $25,000. (See "Use of Proceeds").

The date of this First Amendment is September 6, 1997.

Table of Contents

Section	Page
Notice to Investors	3
Suitability Standards	12
Summary of the Offering	16
Risk Factors	21
Dilution	29
Financial Plan	33
Dividend Policy	33
Capitalization	34
Management Discussion And Analysis of Operations	36
Planned Use of Proceeds	38
Business	40
Competition	46
Agreement With Officer	47
Certain Market Information	48
Technology	49
Management	52
Agreements With SRI International	54
Employees & Property	55
Executive Compensation	56
Principal Stockholders	57
Certain Transactions	58
Prior Agreement With San Jose State University	59
Description of Securities	61
Federal Income Tax Considerations	64
Plan of Distribution	65
Transfer Agent	67
Glossary	67
Audited Financial Statements	F-1
Unaudited Financial Statements	G-1

EXHIBITS

A. SAMPLE "A" WARRANT
B. SAMPLE "B" WARRANT
C. SUBSCRIPTION DOCUMENTS (Exhibits C-1, C-2, and C-3)

Limited Offering Period

This is the First Amendment, dated September 6, 1997, to the Company's Confidential Private Offering Memorandum, dated March 11, 1997. It discloses the Company's affairs and operating plans as of the date of this First Amendment.

The Company has, prior to this First Amendment, sold 15.70 Units in this Offering. As a result, the Company has achieved the Minimum Offering and all funds received from the sale of any additional Units will be immediately released to the Company. No escrow account is or will be established in connection with this Offering.

This Offering will terminate on November 30, 1997 (unless extended by the Company for an additional 90 days) (See "Risk Factors" and "Plan of Distribution").

NOTICE TO INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE OFFERING OF SECURITIES DESCRIBED IN THIS MEMORANDUM HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT"). THIS OFFERING IS MADE PURSUANT TO SECTIONS 4(6) AND 4(2) OF THE 1933 ACT AND RULE 506 OF REGULATION D PROMULGATED THEREUNDER, WHICH EXEMPT FROM SUCH REGISTRATION TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. FOR THIS REASON, THE SECURITIES DESCRIBED IN THIS MEMORANDUM WILL BE SOLD ONLY TO INVESTORS WHO MEET THE SUITABILITY STANDARDS DESCRIBED IN THIS MEMORANDUM. (See "Suitability Standards".)

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES AUTHORITY OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING PASSED UPON OR ENDORSED THE MERITS, ACCURACY OR ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NO BROKER-DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS MEMORANDUM AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

THE PURCHASE OF THE COMPANY'S PREFERRED STOCK IS NOT RECOMMENDED FOR PERSONS WHO DO NOT HAVE ADEQUATE LIQUID ASSETS WHICH WOULD ENABLE THEM TO AFFORD A LONG-TERM, NON-LIQUID INVESTMENT. (See "Suitability Standards" and "Risk Factors").

THIS OFFERING IS HIGHLY SPECULATIVE AND SUBJECT TO A HIGH DEGREE OF RISK, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING:

1. TRANSFERABILITY OF THE PREFERRED SHARES IS RESTRICTED. SUBSCRIBERS MAY FIND IT DIFFICULT OR IMPOSSIBLE TO LIQUIDATE THEIR INVESTMENT AT A TIME WHEN THEY DESIRE TO DO SO. SUBSCRIBERS MAY, THEREFORE, BE REQUIRED TO BEAR THE ECONOMIC RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THERE CURRENTLY IS NO MARKET FOR THE PREFERRED SHARES OF THE COMPANY AND NO SUCH MARKET IS ANTICIPATED TO DEVELOP IN THE FORESEEABLE FUTURE.

2. PURCHASE OF THE PREFERRED SHARES OF THE COMPANY WILL RESULT IN SUBSTANTIAL DILUTION OF A SUBSCRIBER'S INVESTMENT BASED UPON THE CONVERSION OF THE PREFERRED SHARES AND THE CURRENT BOOK VALUE OF THE COMMON STOCK OF THE COMPANY.

3. THE COMPANY HAS NO ESTABLISHED RECORD OF GENERATING REVENUES OR PROFITS. THE COMPANY'S PROPOSED BUSINESS IS HIGHLY COMPETITIVE AND THERE CAN BE NO ASSURANCE THAT THE COMPANY'S BUSINESS WILL GENERATE REVENUES OR ACHIEVE PROFITABILITY OR IF ANY ARE GENERATED, THAT THEY CAN BE MAINTAINED.

4. THE COMPANY'S ASSETS ARE PRIMARILY INTANGIBLE. IN THE EVENT THAT THE COMPANY IS NOT SUCCESSFUL OR IF THE COMPANY IS NOT ABLE TO SUCCESSFULLY DEFEND ITS PATENT CLAIMS FROM ANY ASSERTED PATENT INFRINGEMENT, INVESTORS WHO PURCHASE ANY OF THE COMPANY'S PREFERRED SHARES ARE LIKELY TO LOSE ALL OR SUBSTANTIALLY ALL OF THEIR INVESTMENT.

5. THE COMPANY ANTICIPATES THAT IT WILL LIKELY REQUIRE SUBSTANTIAL ADDITIONAL FINANCING WITHIN THE NEXT TWELVE MONTHS. THERE IS NO GUARANTEE THAT THE COMPANY WILL BE SUCCESSFUL IN OBTAINING ANY ADDITIONAL FINANCING OR, IF IT IS OBTAINED, THAT IT CAN BE OBTAINED UPON TERMS THAT ARE REASONABLE IN LIGHT OF THE COMPANY'S CURRENT CIRCUMSTANCES. (See "Risk Factors".)

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX TREATMENT WHICH MAY ACCRUE TO THE SUBSCRIBERS BY REASON OF A PURCHASE OF THE PREFERRED SHARES ARE MADE OR INTENDED AND NONE SHOULD BE INFERRED.

OFFEREES ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, TAX OR INVESTMENT ADVICE. EACH OFFEREE MUST CONSULT HIS OWN COUNSEL, ACCOUNTANT AND/OR PROFESSIONAL ADVISORS AS TO LEGAL, TAX, INVESTMENT, AND RELATED MATTERS CONCERNING A PURCHASE OF THE PREFERRED SHARES.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMPANY'S PREFERRED SHARES AND WARRANTS TO INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" OR TO ANY PARTY WHERE OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS MEMORANDUM. HOWEVER, IF A MATERIAL CHANGE OCCURS, THIS MEMORANDUM WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY FOR ALL SUBSCRIBERS WHETHER OR NOT THEIR SUBSCRIPTIONS HAVE BEEN ACCEPTED.

DURING THE COURSE OF THE OFFERING, EACH OFFEREE AND HIS ADVISORS ARE INVITED TO ASK QUESTIONS OF AND OBTAIN ADDITIONAL INFORMATION FROM THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE COMPANY AND ANY OTHER RELEVANT MATTERS. SUCH INFORMATION WILL BE PROVIDED TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE. OFFEREES OR ADVISORS HAVING QUESTIONS OR DESIRING ADDITIONAL INFORMATION SHOULD CONTACT THE COMPANY. THE NAME, ADDRESS, AND TELEPHONE NUMBER OF THE COMPANY ARE: **ADVANCED PRECISION TECHNOLOGY, INC., Pier 9, Suite 104 Embarcadero, San Francisco, California 94111 (415) 397-1545.**

THIS MEMORANDUM CONTAINS SUMMARIES, BELIEVED TO BE ACCURATE, OF CERTAIN DOCUMENTS, BUT REFERENCE IS MADE TO THE ACTUAL DOCUMENTS FOR COMPLETE INFORMATION CONCERNING THE RIGHTS AND OBLIGATIONS OF THE PARTIES, COPIES OF WHICH ARE ATTACHED OR ARE AVAILABLE FROM THE COMPANY. ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THIS REFERENCE. ALL DOCUMENTS RELATING TO THIS OFFERING WILL BE MADE AVAILABLE TO THE OFFEREE AND/OR HIS ADVISORS UPON REQUEST.

THIS OFFER CAN BE WITHDRAWN AT ANY TIME BEFORE EXPIRATION AND IS SPECIFICALLY MADE SUBJECT TO THE CONDITIONS SET FORTH IN THIS MEMORANDUM. IN CONNECTION WITH THE OFFERING AND SALE OF THE PREFERRED STOCK, THE COMPANY RESERVES THE RIGHT, IN THE EXERCISE OF ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART OR TO ALLOCATE TO ANY SUBSCRIBER LESS THAN THE PREFERRED SHARES APPLIED FOR BY SUCH SUBSCRIBER.

THIS MEMORANDUM HAS BEEN PREPARED SOLELY FOR THE USE OF PERSONS INTERESTED IN THE PROPOSED CONFIDENTIAL PRIVATE OFFERING OF THE SECURITIES DESCRIBED HEREIN AND CONSTITUTES AN OFFER ONLY TO THE PERSON WHO HAS RECEIPTED FOR THIS COPY OF THE MEMORANDUM AND ONLY IF SUCH PERSON MEETS THE SUITABILITY STANDARDS SET FORTH IN THIS MEMORANDUM. ANY DISTRIBUTION OF THIS MEMORANDUM TO ANY PERSON OTHER THAN SUCH PERSON (OR TO HIS ADVISORS) IS UNAUTHORIZED AND ANY DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT PRIOR EXPRESS WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. THIS MEMORANDUM MUST BE RETURNED TO THE COMPANY UPON REQUEST.

ONLY INVESTORS WHO MEET THE SUITABILITY STANDARDS SET FORTH IN THIS MEMORANDUM AND WHO HAVE REPRESENTED THEMSELVES AS "ACCREDITED INVESTORS" MAY RECEIVE A COPY OF THIS MEMORANDUM AND PURCHASE ANY OF THE PREFERRED SHARES OFFERED HEREBY.

THIS SUBSCRIPTION AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE, PURSUANT TO WHICH THE COMPANY AND ALL INVESTORS AGREE THAT ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THE OFFERING AND/OR PURCHASE OF THE PREFERRED SHARES SHALL BE SETTLED BY ARBITRATION. SUCH ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES.

SPECIAL STATE NOTICES
EACH INVESTOR MUST READ THE NOTICE SET FORTH BELOW FOR THE STATE OF WHICH HE IS A RESIDENT

STATE REQUIREMENTS

THE UNITS ARE BEING OFFERED PURSUANT TO A CLAIM OF EXEMPTION UNDER THE SECURITIES LAWS OF THE STATES OF ALABAMA, ARIZONA, FLORIDA, GEORGIA, ILLINOIS, INDIANA, MICHIGAN, MINNESOTA, NEVADA, NEW YORK, OHIO, TEXAS, UTAH, AND WISCONSIN. THE SECURITIES COMMISSIONS OF THESE STATES HAVE NOT PASSED ON THE ADEQUACY OR ACCURACY OF THIS MEMORANDUM OR ANY OTHER SALES LITERATURE NOR APPROVED OR DISAPPROVED OF THE OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF ADVANCED PRECISION TECHNOLOGY, INC. AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN ACQUIRING THE UNITS. THE UNITS MAY NOT BE TRANSFERRED OR SOLD IN TRANSACTIONS WHICH ARE EXEMPT UNDER THE APPLICABLE STATES SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT THEREUNDER.

THESE SECURITIES AND THE SALE THEREOF HAVE NOT BEEN APPROVED OR DISAPPROVED BY SECURITIES REGULATORY AUTHORITIES OF ANY JURISDICTION NOR HAS ANY SUCH REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRIVATE OFFERING MEMORANDUM. THE OFFER AND SALE OF SECURITIES HEREUNDER ARE MADE IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION FOR NON-PUBLIC OFFERINGS IN CERTAIN JURISDICTIONS. THERE SHALL BE NO OFFER AND SALE OF SECURITIES IN ANY JURISDICTION IN WHICH A NON-PUBLIC OFFERING IS AVAILABLE UNLESS THERE IS A PERMIT, QUALIFICATION, REGISTRATION, OR OTHER GRANT OF AUTHORITY FROM THE APPROPRIATE REGULATORY AUTHORITY. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY OR TO ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS MEMORANDUM IN CONNECTION WITH THE OFFERING MADE HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN GIVEN BY THE OFFERORS.

<u>ARIZONA RESIDENTS</u>:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE ARIZONA SECURITIES ACT IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION PURSUANT TO A.R.S. SECTION 44.1844 AND, THEREFORE, CANNOT BE RESOLD UNLESS THEY ARE SO REGISTERED OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

CALIFORNIA RESIDENTS

THESE SECURITIES HAVE NOT BEEN QUALIFIED OR OTHERWISE APPROVED OR DISAPPROVED BY THE CALIFORNIA DEPARTMENT OF CORPORATIONS UNDER THE CALIFORNIA CORPORATIONS CODE. THESE SECURITIES ARE OFFERED IN CALIFORNIA IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION PROVIDED BY SECTION 25102(f) OF THE CALIFORNIA CORPORATIONS CODE. ACCORDINGLY, DISTRIBUTION OF THIS MEMORANDUM AND OFFERS AND SALES OF THE SECURITIES REFERRED HEREIN ARE STRICTLY LIMITED TO PERSONS WHO THE COMPANY DETERMINES TO HAVE MET CERTAIN FINANCIAL AND OTHER REQUIREMENTS. THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY WITH RESPECT TO ANY OTHER PERSON.

COLORADO RESIDENTS:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT BY REASON OF SPECIFIC EXEMPTIONS THEREUNDER RELATING TO THE LIMITED AVAILABILITY OF THE OFFERING. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE COLORADO SECURITIES ACT, IF SUCH REGISTRATION IS REQUIRED.

NOTICE TO FLORIDA INVESTORS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE FLORIDA SECURITIES ACT. Each offeree who is a Florida resident should be aware that Section 517.061 11(a) of the Florida Securities Act provides, in relevant part, as follows:

> "When sales are made to five or more persons [in Florida], any sale in [Florida] made pursuant to ...[Section 517.061(11)] shall be voidable by the purchaser in such sale either within 3 days after the first tender of consideration is made by the purchaser to the issuer, an agent of the issuer or an escrow agent or within 3 days after the availability of that privilege is communicated to such purchaser, whichever occurs later."

THE AVAILABILITY OF THE PRIVILEGE TO VOID SALES PURSUANT TO SECTION 517.061(11) IS HEREBY COMMUNICATED TO EACH FLORIDA OFFEREE. EACH PERSON ENTITLED TO EXERCISE THE PRIVILEGE TO VOID SALES GRANTED BY SECTION 517.061(11)(a) AND WHO WISHES TO EXERCISE SUCH RIGHT, MUST, WITHIN THREE DAYS AFTER THE FIRST TENDER OF CONSIDERATION TO THE COMPANY OR TO ANY AGENT OF THE COMPANY (INCLUDING ANY DEALER ACTING ON BEHALF OF THE COMPANY OR ANY SALESMAN OF SUCH DEALER) CAUSE A WRITTEN NOTICE OR TELEGRAM TO BE SENT TO THE COMPANY, AT THE ADDRESS

PROVIDED IN THIS MEMORANDUM. SUCH LETTER OR TELEGRAM MUST BE SENT, AND, IF POSTMARKED, POSTMARKED ON OR PRIOR TO THE END OF THE AFOREMENTIONED THIRD DAY. IF A PERSON IS SENDING A LETTER, IT IS PRUDENT TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ASSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. SHOULD A PERSON MAKE THIS REQUEST ORALLY, HE MUST ASK FOR WRITTEN CONFIRMATION THAT HIS REQUEST HAS BEEN RECEIVED.

FOR GEORGIA RESIDENTS

THESE SECURITIES ARE BEING OFFERED AND SOLD IN RELIANCE ON PARAGRAPH (13) OF CODE SECTION 10-5-9 OF THE GEORGIA SECURITIES ACT OF 1973, AND MAY NOT BE SOLD OR TRANSFERRED EXCEPT IN A TRANSACTION WHICH IS EXEMPT UNDER SUCH ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION UNDER SUCH ACT.

FOR ILLINOIS RESIDENTS

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF THE STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THE PRIVATE PLACEMENT MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO MICHIGAN INVESTORS:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE MICHIGAN SECURITIES ACT AND ARE BEING SOLD IN RELIANCE UPON THE EXEMPTION CONTAINED IN RULE 451.803.7 OF SUCH ACT.

THE TRANSFERABILITY AND SALE OF THE SECURITIES ARE SUBJECT TO RESTRICTIONS WHICH ARE SET FORTH HEREIN.

THE TOTAL INVESTMENT IN SHARES FOR ANY MICHIGAN PURCHASER WHO IS NOT AN ACCREDITED INVESTOR MUST NOT EXCEED 10% OF HIS NET WORTH (EXCLUSIVE OF RESIDENCE, FURNISHINGS AND AUTOMOBILES).

NOTICE TO NEW YORK INVESTORS:

THIS MEMORANDUM HAS NOT BEEN FILED WITH OR REVIEWED BY THE ATTORNEY GENERAL OF THE STATE OF NEW YORK PRIOR TO ITS ISSUANCE AND USE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY ARE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

NEVADA RESIDENTS:

THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNIFORM SECURITIES ACT AND, THEREFORE, CANNOT BE RESOLD OR TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

NOTICE TO TEXAS INVESTORS:

SECURITIES WILL BE SOLD IN RELIANCE ON AN EXEMPTION UNDER THE TEXAS SECURITIES ACT OF 1957 CONTAINED IN SECTION 5.T AND 109.13(K) PROMULGATED THEREUNDER. THESE SECURITIES HAVE NOT BEEN REGISTERED AND MAY NOT BE REOFFERED FOR SALE OR RESOLD IN THE STATE OF TEXAS, UNLESS THEY ARE REGISTERED UNDER SUCH ACT, OR IN A TRANSACTION EXEMPT UNDER SUCH ACT.

THE TOTAL INVESTMENT IN UNITS FOR ANY TEXAS PURCHASER WHO IS NOT AN ACCREDITED INVESTOR MUST NOT EXCEED TEN PERCENT (10%) OF THE NET WORTH (EXCLUSIVE OF PRINCIPAL RESIDENCE, FURNISHINGS AND PERSONAL AUTOMOBILES) OF SUCH PERSON.

UTAH RESIDENTS:

THE SECURITIES THAT ARE THE SUBJECT OF THIS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UTAH UNIFORM SECURITIES ACT, AND THEREFORE CANNOT BE RESOLD OR TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THAT ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

WISCONSIN RESIDENTS:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE WISCONSIN SECURITIES ACT AND THEREFORE CAN NOT BE RESOLD UNLESS THEY ARE REGISTERED UNDER THE WISCONSIN SECURITIES ACT OR UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

IN ADDITION TO THE INVESTOR SUITABILITY STANDARDS SPECIFIED IN THIS MEMORANDUM, IT IS ALSO REQUIRED THAT ANY INVESTMENT IN THESE SECURITIES BY A WISCONSIN RESIDENT NOT EXCEED 20% OF SUCH INVESTOR'S NET WORTH.

RESTRICTED SECURITIES

ALL OF THE SECURITIES OFFERED HEREBY ARE "RESTRICTED SECURITIES" AS DEFINED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). AS RESTRICTED SECURITIES, THESE SECURITIES CAN NOT BE SOLD, TRANSFERRED OR ASSIGNED UNLESS THEY ARE SUBSEQUENTLY REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. THE OFFERING INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE PURCHASED BY INVESTORS WHO CAN WITHSTAND THE TOTAL LOSS OF THEIR INVESTMENT.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"). THEY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE OFFER AND SALE OF SECURITIES HEREUNDER ARE MADE IN RELIANCE ON THE EXEMPTIONS FROM REGISTRATION PROVIDED BY SECTIONS 3(b) AND 4(2) OF THE ACT AND REGULATION D THEREUNDER. ACCORDINGLY, DISTRIBUTION OF THIS MEMORANDUM AND OFFERS AND SALES OF THE SECURITIES REFERRED TO HEREIN ARE LIMITED TO PERSONS WHO MEET CERTAIN SUITABILITY REQUIREMENTS. (SEE "SUITABILITY REQUIREMENTS FOR INVESTORS."

AVAILABILITY OF INFORMATION AND AUTHORIZATION FOR REPRESENTATIONS

THE COMPANY HAS AGREED TO MAKE AVAILABLE TO EACH PROSPECTIVE INVESTOR AND TO HIS OR HER REPRESENTATIVE(S), OR BOTH, THE OPPORTUNITY, PRIOR TO THE CONSUMMATION OF A SALE OF THE SERIES A PREFERRED SHARES AND WARRANTS TO SUCH PROSPECTIVE INVESTOR, TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, THE PRINCIPALS OF THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND TO OBTAIN ANY ADDITIONAL INFORMATION, TO THE EXTENT THEY POSSESS SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE, NECESSARY TO VERIFY THE ACCURACY AND COMPLETENESS OF THE INFORMATION SET FORTH HEREIN.

NO PERSONS, OTHER THAN THE PRINCIPALS OF THE COMPANY ARE AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OR ITS PROPOSED INVESTMENT. ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN OR AUTHORIZED TO BE GIVEN OR MADE HEREIN MUST NOT BE RELIED UPON.

NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE MATTERS DISCUSSED HEREIN SINCE THE DATE THEREOF. HOWEVER, IN THE EVENT OF ANY MATERIAL CHANGE AND THIS MEMORANDUM IS SUPPLEMENTED OR AMENDED, INVESTORS WHOSE SUBSCRIPTIONS HAVE BEEN RECEIVED WILL HAVE AN OPPORTUNITY TO WITHDRAW THEIR SUBSCRIPTIONS.

SUITABILITY STANDARDS

THE PURCHASE OF THE SERIES A 12% CUMULATIVE NON-VOTING CONVERTIBLE CALLABLE PREFERRED STOCK (the "Preferred Shares") AND THE WARRANTS INVOLVES SIGNIFICANT RISKS AND IS NOT A SUITABLE INVESTMENT FOR ALL POTENTIAL INVESTORS. (See "Risk Factors".)

The purchase of the Preferred Shares and Warrants involves significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can afford the complete loss of their investment.

This Offering is made in reliance on certain exemptions from registration under Section 4(2) and Section 4(6) of the 1933 Act and Rules 505 and 506 of Regulation D ("Regulation D") promulgated thereunder. This Offering is available only to persons or entities whom the Company believes to be "Accredited Investors" as defined in Regulation D.

Accredited Investors

Accredited investors eligible to purchase the Preferred Shares and Warrants in the Offering are investors who, at the time of purchase of the Preferred Shares and Warrants, fall within one of the following categories enumerated in Rule 501(a) of Regulation D:

(i) any natural person whose individual net worth or joint net worth with that persons' spouse exceeds $1,000,000 (including home, home furnishings, and automobiles);

(ii) any natural person who had an individual income (excluding any income of his or her spouse) in excess of $200,000 in each of the two most recent years or joint income with his or her spouse in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year;

(iii) any director or executive officer of the Company;

(iv) various institutional investors (banks, savings and loan associations, licensed brokers or dealers, insurance companies, investment companies, Small Business Investment Companies, employee benefit plans having assets in excess of $5,000,000 or self-directed plans having investment decisions made solely by persons who are accredited investors);

(v) any organization with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Preferred Shares;

(vi) any trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Preferred Shares, whose purchase is directed by a sophisticated person described in Rule 506(b)(2)(ii); and

(vii) any entity in which all of the equity owners are accredited investors.

For All Accredited Investors

Each investor must represent to the Company, among other things, that such investor:

(i) is acquiring the Preferred Shares and Warrants for his own account, for long-term investment and not with a view toward resale or distribution;

(ii) is aware that he may not be able to liquidate his investment in the event of financial emergency or for any other reason because at this time there is no public market for the Preferred Shares and Warrants nor is one likely to develop;

(iii) has adequate net worth and means of providing for his current needs and personal contingencies to sustain a complete loss of his investment in the Preferred Shares at the time of the investment, and has no need for liquidity in his investment in the Preferred Shares;

(iv) has evaluated the risks of investing in the Preferred Shares and has substantial experience in making investment decisions of this type or is relying on his advisors or Purchaser Representatives, if applicable, in making this investment decision; and

(v) is aware that the Preferred Shares and the Warrants (and the Common Shares underlying the Warrants) have not been registered under the 1933 Act or with any state securities agency and that he has no right to require such registration.

Such representations will be viewed by the Company to determine the suitability of investors. The Company has the right to refuse a subscription for Preferred Shares if, in its sole discretion, it believes that the Subscriber does not meet the applicable suitability requirements or that the Preferred Shares are an otherwise unsuitable investment for such person.

The suitability requirements referred to above represent minimum suitability requirements for Subscribers and the satisfaction of such standards by a Subscriber does not necessarily mean that the Preferred Shares are a suitable investment for such person. The Company may, in circumstances it deems appropriate, modify such requirements, but only in a manner that increases the suitability requirements for Subscribers. Subscriptions will not necessarily be accepted in the order in which they are received.

It is anticipated that comparable suitability standards will be imposed by the Company in connection with any proposed transfer of Preferred Shares. Any such transfer is subject to various restrictions and may result in substantial adverse tax consequences.

Purchaser Representative

In order for a person to qualify as a "Purchaser Representative," the Company must believe, and have reasonable grounds to believe, that such person satisfies all of the following requirements:

(i) such person is not an Affiliate of the Company;

(ii) such person has knowledge and experience in financial and business matters such that he, either alone or with other Purchaser Representatives of the Subscriber, is capable of evaluating the merits and risks of the purchase of Preferred Shares; and

(iii) such person is acknowledged by the Subscriber, in writing, prior to the acknowledgment specified in subdivision (iii), any material relationship between such person and the Company or its Affiliates, which then exists or is mutually understood to be contemplated or which has existed at any time during the previous two (2) years, and any compensation received or to be received as a result of such relationship.

ALL PURCHASERS OF THE PREFERRED SHARES AND THE WARRANTS MUST BEAR THE ECONOMIC RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE PREFERRED SHARES AND THE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE.

A person meeting the financial suitability standards described above should read the entirety of this Memorandum carefully and thoroughly. A person not meeting these suitability standards should return this Memorandum to the Company.

If, after reading this Memorandum, a person satisfying the suitability standards desires to purchase the Preferred Shares and the Warrants, he should complete and sign the subscription documents accompanying this Memorandum and deliver those documents, together with a check for $10,000 per Unit as follows:

CHECKS SHOULD BE MADE PAYABLE TO "ADVANCED PRECISION TECHNOLOGY, INC." AND SHOULD BE DELIVERED, ALONG WITH COMPLETED SUBSCRIPTION DOCUMENTS, TO THE FOLLOWING ADDRESS:

ADVANCED PRECISION TECHNOLOGY, INC.
PIER 9, SUITE 104 EMBARCADERO
SAN FRANCISCO, CALIFORNIA 94111
(415) 397-1545

All subscriptions for the Company's Preferred Shares and Warrants will be processed promptly for acceptance or rejection by the Company (See "Plan of Distribution"). Each Subscriber must supply a completed Investor Questionnaire and an Investment Agreement in the form set forth in Exhibit C, which accompanies this Memorandum. Records confirming that any inquiries are made, and the results of such inquiries, shall be retained by the Company. The Company shall have the right to refuse a subscription for the Company's Preferred Shares, if, in its sole discretion, it believes that the Subscriber is not an "Accredited Investor" and does not meet the applicable suitability requirements or that the Preferred Shares are otherwise an unsuitable investment for the Subscriber.

SUMMARY OF THE OFFERING

THIS SUMMARY OF CERTAIN PROVISIONS OF THE MEMORANDUM IS INTENDED ONLY FOR CONVENIENT REFERENCE, IS NOT INTENDED TO BE COMPLETE, AND MUST BE READ IN CONNECTION WITH THE FULL MEMORANDUM AND THE OTHER RELATED EXHIBITS ATTACHED HERETO. THIS MEMORANDUM AND THE ATTACHED EXHIBITS WHICH DESCRIBE, IN DETAIL, MANY ASPECTS OF THE TRANSACTIONS WHICH ARE MATERIAL TO SUBSCRIBERS, INCLUDING THOSE SUMMARIZED BELOW, MUST BE READ AND UNDERSTOOD IN THEIR ENTIRETY BY SUBSCRIBERS. THE FOLLOWING SUMMARY IS, THEREFORE, QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE CONFIDENTIAL PRIVATE OFFERING MEMORANDUM, EXHIBITS, AND DOCUMENTS. CERTAIN CAPITALIZED TERMS USED IN THIS MEMORANDUM, UNLESS OTHERWISE DEFINED, ARE DEFINED IN THE GLOSSARY AT THE END OF THIS MEMORANDUM. ALL AMOUNTS SHOWN ARE COMPUTED TO CONVERSION OF THE PREFERRED SHARES AND EXERCISE OF ANY OF THE WARRANTS OFFERED HEREBY.

Preferred Stock Outstanding

Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock

Prior to this Offering:	0 Shares
Prior to this First Amendment	1,570 Shares
After this Offering:	10,000 Shares

Common Stock Outstanding[1]

Prior to the Offering	21,962,125 Shares
After the Offering (If Maximum Offering is Achieved)	23,962,125 Shares

Estimated Net Proceeds to the Company[2]

If Minimum Offering	$ 90,000
If Maximum Offering	$900,000

[1] Does not include the effect of the issuance of up to 400,000 shares of the Company's Common Stock upon exercise of the A Warrants and the B Warrants if the Minimum Offering is achieved or the issuance of up to 4,000,000 shares of the Company's Common Stock upon exercise of the A Warrants and the B Warrants if the Maximum Offering is achieved. There can be no assurance that any of the Warrants will be sold, or if sold, that any of the Warrants will be exercised.

[2] Represents Net Proceeds to the Company before deduction of legal, accounting, printing, due diligence, and other offering costs and assuming that the Company incurs a 10% commission on the sale of the Shares offered hereby but without including the payment of a due diligence or other non-accountable expense allowance which may be up to 3% of the funds raised from this Offering.

The Company

Advanced Precision Technology, Inc., a Nevada corporation (the "Company") was originally incorporated in Utah on March 19, 1985 under the name Ximberley Corporation. At the time, the Company was engaged in the exploration and development of minerals and mining rights. On April 1, 1988, the Company's shareholders approved the Plan of Reorganization under which Ximberley's shareholders received common stock in Ximberley's then-existing wholly-owned subsidiary, Advanced Precision Technology, Inc., a Nevada Corporation to effect a change of domicile of the Company from Utah to Nevada and acquire the business and all of the outstanding common stock of Precision Tank Testing, Inc. ("PTT").

From December 1, 1990 to June 17, 1994 the Company was inactive and did not conduct any business activity. On June 17, 1994, the Company effected a reverse split of its Common Shares and subsequently acquired all of the common stock of Holographics, Inc., a Nevada corporation ("HIC") founded by the Company's current President, CEO and Chairman, Bruce A. Pastorius. As a result of this transaction, the Company acquired all of the assets of HIC, a company in operation since June 1993 (dba in California as Holographic Credit Card).

The Company holds three patents and has four current patent applications.

The Company, in its planned transition from a development-stage company, generated revenues of $60,805 for the first six month period ending June 30, 1997. These revenues were generated from licensing fees received under a non-exclusive licensing agreement with Hi-Key Technologies, Inc. of Eden Prairie, Minnesota ("Hi-Key"). The agreement grants Hi-Key the use of the Company's technology from the Company's Patent for *Prism Fingerprint Sensor Using a Holographic Optical Element*, Patent No. 5,629,764, granted May 13, 1997. This device uses a holographic optical element ("HOE") to eliminate optical distortion in "live" fingerprint capture technology. The Company received $50,000 in licensing fees during the first six months of 1997. The licensing agreement with Hi-Key, which was entered into on February 25, 1997, provides for the Company to receive additional royalties from all products sold by Hi-Key and by any sub-contractor which utilizes this technology.

The Company has entered into three distribution/service agreements on a non-exclusive basis for the Company's APrinT fingerprint capture devices. The Company seeks to establish distribution agreements worldwide to sell fingerprint capture devices, developed by Hi-Key and others, along with software developed by the Company.

On April 18, 1997, the Company entered into a seven month research agreement (the "Research Agreement") with SRI International ("SRI") of Menlo Park, California. SRI is to develop engineering prototypes of the Company's proprietary fingerprint lock devices. This work includes finalization of prototyping, blueprinting and design for mechanical, electrical, and optical engineering for the planned mass sub-contract production of the Company's "Realscan 2000" fingerprint capture device. The Company believes that the research conduct by SRI will assist the Company in developing design and manufacturing protocols to achieve lower manufacturing costs for the planned sub-contract mass production of the Company's planned "Realscan 2000" fingerprint capture device without compromising image recognition standards and connectibility options which may allow integration into anticipated and existing fingerprint recognition systems.

On May 9, 1997, the Company filed a U.S. patent application for a *Real Time Fingerprint Sensor and Verification System.* The Company also seeks to develop, market, and license "real time" fingerprint recognition systems for the personalized identification and secured verification system markets.

The Company holds U.S. Patent No. 5,095,194, granted March 10, 1992 for *Holographic Credit Card with Automatical Authentication and Approval* and the rights to U.S. Patent No. 5,138,468, granted August 11, 1992 for *Keyless Holographic Lock.*

The Company believes that these patents offer a real-time laser-based technology for authenticating the identity of an individual, and verifying fingerprints with those stored as a hologram on a credit card or in a computer mouse. The Company also believes that its technology offers "real time" fingerprint verification as a cost effective and reliable biometric technology system (i.e., the identification of an individual through the individual's unique physical characteristics) for multiple applications in the identification and security industry. (See "Glossary"). The Company plans to design, market, and license fingerprint capture and verification technology using its patented and patent application pending optical and holographic technology. The Company does not intend to manufacture its products but intends to rely on licensees and sub-contractors for all manufacturing work.

The Company's proposed products are designed to verify the identity of a user who may be either physically present in person or present via communication lines. The system compares a user-submitted fingerprint image to one stored as a hologram in a credit or identification card or in the approval device itself. The Company believes that such a system will eliminate user-identification fraud and other errors and thereby enhance security for any transaction or access. (See "Business," "Technology," "Agreement With Officer," "Financial Plan," "Certain Transactions," "Description of Securities," and "Financial Statements").

The Company maintains its executive offices at Pier 9, Suite 104 Embarcadero, San Francisco, California 94111 at which its telephone number is (415/397-1545).

Terms of the Offering

An aggregate of 100 units representing $1,000,000 (the "Maximum Offering") and aggregating 10,000 shares of the Company's Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock (par value $0.001) (the "Preferred Shares"), 2,000,000 Class A Redeemable Common Stock Purchase Warrants (the "A Warrants"), and 2,000,000 Class B Common Stock Purchase Warrants (the "B Warrants") are offered hereby.

Each Preferred Share has a face value of $100 (the "Face Value") and is convertible into 200 shares of the Company's Common Stock. Each Preferred Share is eligible to receive an annual dividend of 12% of the Face Value, payable semi-annually in shares of the Company's Preferred Stock on June 30th and December 31st of each year, from and after issuance. Each Preferred Share is callable, by the Company at any time at 110% of its Face Value. No sinking fund has or will be established for the retirement of the Preferred Shares. The Preferred Shares are non-voting with no right to vote on any matters that may be presented to the Company's Common Stockholders.

Each A Warrant is exercisable for the purchase of one Common Share at a price of $1.00. Each B Warrant is exercisable for the purchase of one Common Share at a price of $2.00. Both the A Warrants and the B Warrants are callable and redeemable by the Company upon 30 days notice upon payment of $0.01 per Warrant. The A Warrants expire February 28, 1998 and the B Warrants expire August 31, 1998.

The Company has, prior to this First Amendment, sold 15.70 Units in this Offering. As a result, the Company has achieved the Minimum Offering ($100,000) and all funds received from the sale of any additional Units will be immediately released to the Company. No escrow account is or will be established in connection with this Offering. The minimum investment of a single purchaser is $10,000. The Company may, in its sole discretion, allow the purchase of less than the minimum investment. No fraction of a Preferred Share shall be sold. (See "Description of Securities" and "Plan of Distribution").

Use of Proceeds

After payment of estimated expenses of the Offering and if the Company achieves the Maximum Offering of $1,000,000, the Company intends to utilize the net proceeds of this Offering to increase the Company's working capital, to complete development expenses, to expend funds for preproduction expenses, marketing expenses, and pay legal and related fees for further patent work.

In the event that the Company achieves the Maximum Offering, the Company will require $1.5 to $2.5 million in additional capital within the following 12 months. (See "Use of Proceeds" and "Financial Plan").

Risk Factors

A purchase of the Preferred Shares involves serious and significant risks. The Company has had only limited revenues and lacks a substantial operating history. These risks include the ability of the Company to obtain additional financing, to introduce and market proposed products which may or may not generate and sustain revenues at a level which may permit profitable operation of the Company, the uncertainties associated with a development-stage company, and the risks associated with introducing proposed products whose patent protections and commercial acceptance have not been tested or proven or otherwise evaluated by any independent third party. (See "Risk Factors".)

Dilution

If the Maximum Offering is achieved and assuming full conversion of the Preferred Shares issued under the Maximum Offering, the net book value will be approximately $0.0511 per Common Share (before deducting the costs of this Offering, the exercise of any of the Warrants, the issuance of additional Preferred Shares arising out of payment of the dividends, or the effect of any other events or transactions after December 31, 1996). As a result, if the Maximum Offering is achieved, investors who purchase Preferred Shares offered hereby would experience a substantial and immediate dilution of 90% of their investment on a net book-value basis. (See "Dilution".)

Financial Plan

The Company believes that if the Company achieves the Maximum Offering ($1,000,000), the net proceeds will permit the Company to undertake further development efforts, complete certain patent work, and increase the Company's working capital. However, even if the Company achieves the Maximum Offering, the Company will seek to obtain $1.5 to $2.5 million in additional financing from other sources, including from the sale of debt, Preferred Stock, or Common Stock, on a private placement basis within the next 12 months and, if possible, to license the Company's technology. There can be no assurance that the Company will be successful in any of these efforts.

RISK FACTORS

The purchase of the Company's Preferred Shares and Warrants involves a high degree of risk and is suitable only for persons of substantial means who have the financial capability to make the required investment and hold the Preferred Shares and Warrants for a long period of time. A Subscriber will not be able to resell the Preferred Shares and Warrants readily. Subscribers must, therefore, have adequate means of providing for their current needs and personal contingencies. The Company's business organization and existing debt and obligations on its balance sheet all involve elements of substantial risk. In many instances, these risks arise from factors over which the Company will have little or no control. Some adverse events may be more likely than others and the consequence of some adverse events may be greater than others. No attempt has been made to rank risks in the order of their likelihood or potential harm. In addition to those general risks enumerated elsewhere in this Memorandum, Subscribers should also consider the following factors.

1. ***Continued Operating Losses***. The Company has had a history of losses. For the fiscal years ending December 31, 1993, 1994, 1995, and 1996 the Company incurred net losses of $(14,242), $(93,495), $(125,267), and $(210,269) respectively. As of December 31, 1996, the Company had an accumulated deficit of $(701,478) and shareholders' equity of $145,523. During the twelve months of 1996 ending December 31, 1996, the Company's audited financial statements show that the Company lost $210,269. Because of, among other things, a limited operating history with respect to the Company's proposed products in the personal identification and secured verification system markets, on which to base its anticipated expense and revenues, the Company may continue to incur further losses. There is no assurance that the Company's operations will be successful or that it will be profitable in the future to enable it to pay any dividends on or redeem the Preferred Shares. (See "Unaudited Financial Statements" and "Audited Financial Statements").

2. ***Limited Licensing Revenues***. While the Company has granted a non-exclusive license to Hi-Key Technologies, Inc. its fingerprint capture technology and the Company has received licensing fees thereby, and the Company is pursuing negotiations with other companies for the license of its fingerprint capture and fingerprint verification, the Company has no established record of receiving any licensing fees or other revenues. The Company seeks to establish worldwide licensing and distribution agreements but there can be no assurance that the Company will be successful in sustaining revenues on a basis sufficient to achieve profitability from the sale or license of its products and technology. (See "Business," "Grant of License," "Unaudited Financial Statements," and "Audited Financial Statements.")

3. ***Limited Management & Limited Experience.*** The Company is currently managed by only one full-time officer, Bruce A. Pastorius. While the Company has additional full-time in-house staff and the Company plans to add additional management to support the Company's planned growth, these Company's planned increase in its management will increase the Company's fixed monthly operating costs. In addition, the Company's current full-time officer has limited experience in developing and marketing products in the personal identification and secured verification system markets. If the Company grows, it will need to hire competent senior level managers experienced in these markets. (See "Management").

4. ***Current Financial Structure, Limited Working Capital & Need for Additional Financing.*** The Company has limited working capital. While the Company's management believes that its financial policies have been prudent, the Company's substantial reliance on this Offering imposes significant financial risks on the Company to meet its operating, development, and marketing goals. If the Company is to undertake the completion of its business plans, the Company will need to raise approximately $1.5 to $2.5 million of additional capital within 12 months, irrespective of the outcome of this Offering. There can be no assurance that the Company will be successful in continuing to meet its cash requirements or in raising a sufficient amount of additional capital, or if it is successful, that the Company will be able to achieve these objectives on reasonable terms in light of the Company's current circumstances. The Company's losses during in 1996 may be a hindrance. There can be no assurance that any of the Warrants will be exercised. (See "Financial Plan" and "Financial Statements," and "Business").

5. ***Lack of Sinking Fund & Lack of Voting Rights.*** Although the Preferred Shares offered hereby may be called and redeemed by the Company, at any time, upon the Company's payment of $110.00, no sinking fund is or will be established by the Company and there can be no guarantee that the Company will ever have any resources to call and redeem the Preferred Shares offered hereby. The Preferred Shares have no voting rights. (See "Financial Plan" and "Description of Securities").

6. ***Subordinate to Debt.*** All of the Preferred Shares and all Common Stock acquired upon conversion of the Preferred Shares or exercise of the Warrants offered hereby are subordinate to the claims of the Company's existing and future creditors. (See "Description of Securities").

7. ***Lack of Independent Evaluation of Products and Marketing Strategy.*** The Company believes that its licensing agreement with Hi-Key and its distribution agreements with Lex Solutions, Inc., West Point Distributors, Inc. and Image Sales, Inc. are indicative of the market acceptance of the Company's technology and the Company's ability to implement its licensing and distribution strategy. However, the Company's proposed business of marketing real time fingerprint capture and verification devices has not been evaluated by any independent third party. The Company's products and market strategy have not been independently tested or evaluated. (See "Business").

8. ***Lack of Independent End-User & Consumer Research.*** The Company believes that its own end-user and consumer and market research is sufficient. The Company also believes that its products can be priced to offer substantial savings and significant value to retail end-users. However, the Company has not had any independent end-user market or consumer research conducted to evaluate end-user or consumer acceptance of the Company's product line and there can be no assurance that the Company's products will be accepted by consumers. (See "Business").

9. ***Lack of Public Market.*** There is no public market for the Company's Preferred Shares that may be issued hereunder, and it is unlikely that a public market will subsequently develop. There is only a limited market for the Company's Common Shares and the Common Shares are traded only on the Electronic Bulletin Board (OTC) with only a limited number of market makers. (See "Certain Market Information" and "Description of Securities").

10. ***Lack of Independent Evaluation of Intellectual Property Rights.*** While the Company believes that it owns and holds all the intellectual property rights to the technology it intends to utilize in its proposed product line, the Company's resources have been limited and the Company has not obtained any evaluation of the extent of its intellectual property rights, whether the Company's patents and patents pending are in conflict with those claimed by its competitors, or whether the rights it claims to its technology are valid for commercial use in view of ever-changing competitive technology, products, and the rights thereto claimed by others. In the event that the Company's intellectual property rights are subsequently challenged, the Company may not have the financial resources to prevail over these claims or, if the Company has the financial resources to do so, it may be determined that the Company's intellectual property rights are subordinate to those claimed by others and thereby of limited commercial value. (See "Business," "Technology," and "Agreement with Officer").

11. ***Concentration & Lack of Diversification.*** The Company's entire business is focused on developing and marketing real time fingerprint recognition technology and products. While the Company believes that its technology and proposed products will be successful, in the event that the technology and products are not successfully received by the market, any investor who participates in this Offering will lose all or substantially of their investment as the Company lacks diversification. (See "Business").

12. ***Control.*** The Company's present directors and officers hold the power to vote an aggregate of 11,555,000 Common Shares representing approximately 52.61% of the outstanding Common Shares. In the event the Maximum Offering is achieved and all of the Preferred Shares offered hereby are converted into 2,000,000 of the Company's Common Shares, the Company's present directors and officers would retain control of approximately 48.22% of the Company's Common Shares and thereby retain control over the Company (before including 2,140,000 shares issuable to the Company's President, Bruce A. Pastorius). (See "Management," "Comparative Stock Ownership And Consideration Paid," "Agreement With Officer," and "Principal Stockholders".)

13. ***General Risks of Investing in Development-Stage Business.*** The Company is a development-stage company and its proposed business is highly competitive in nature, and subject to ever-changing technology and trends, and there is no objective criteria of value. Further, because the sale of real time fingerprint capture and verification devices is dependent upon the commercial viability of the Company's technology and proposed products, it is especially sensitive to ever-changing and unpredictable competitive and technology trends which can not be easily limited and which are beyond the control of the Company. For these and other reasons, the Company's business may be said to be riskier than investments in other types of businesses. (See "Business").

14. ***Competition.*** The Company's proposed products will face competition from several established companies who offer non-biometric technologies and biometric technologies that measure biological characteristics other than fingerprints. In addition, the real time fingerprint capture and verification business is very competitive and many of competitors have substantially greater financial and managerial resources. (See "Business" and "Competition").

15. ***Dilution.*** Investors in this Offering will incur immediate dilution equal to 90% of their investment if the Maximum Offering is achieved and 98% of their investment for the Minimum Offering, in each case, including the effect of the costs of this Offering and any transactions or events after December 31, 1996 other than to give effect to the sale of Preferred Shares offered hereby and without giving effect to the exercise of the Warrants offered hereby or any other events or financial transactions after December 31, 1996. (See "Dilution").

16. ***Nature of Expenditures.*** Net proceeds from the Offering will be primarily used to for additional working capital, patent applications, research and development, and product development. If the Company is not successful, any proceeds from this Offering will be of little value to the Investor. (See "Use of Proceeds," "Agreement With Officer." and "Certain Transactions").

17. ***Limited Long-Term Contracts & Distributor Arrangements.*** While the Company has generated $50,000 in licensing fees in accordance with a licensing agreement with Hi-Key Technologies, Inc., and the Company intends to market its real time fingerprint capture and verification devices to licensees, distributors, and value-added resellers, the Company currently has no long-term contracts or distributor arrangements for the sale and use of the Company's products and there can be no assurance that any such commitments are forthcoming. (See "Business" and "Grant of License").

18. ***Dependence Upon Key Personnel and New Employees.*** The Company believes its success will depend, to a significant extent, on the efforts and abilities of Bruce A. Pastorius, the Company's President, CEO, and Chairman. The loss of the services of Mr. Pastorius could have a material adverse effect on the Company. The Company's success also depends upon its ability to attract and retain qualified employees. Hiring to meet anticipated Company operations could require the Company to assimilate significant numbers of new employees during a relatively short period of time. (See "Management").

19. ***Matter of Key Man Insurance.*** The Company has been assigned as a beneficiary of a term life insurance policy on the life of the Company's President, Bruce A. Pastorius. The policy has a benefit equal to $1,000,000. In the event that Mr. Pastorius is unable to perform his duties, the Company's business may be adversely impacted. (See "Management").

20. ***Conflict of Interest.*** The Company has entered into an agreement (the "Assignment Agreement") with Bruce A. Pastorius, the Company's President, Chairman, and a major stockholder. Under the Assignment Agreement, Mr. Pastorius has agreed to assign all right, title, and interest to Patent No. 5,138,468 *Keyless Holographic Lock* to the Company and the Company has agreed to pay Mr. Pastorius $250,000 in January 1998 and issue him 2,140,000 of the Company's Common Shares for repayment of monies and stock paid by Mr. Pastorius to acquire those rights. The Assignment Agreement is an agreement between the Company and an officer of the Company, and, as a result, it represents a conflict of interest. A conflict of interest arises whenever a party has an interest on both sides of a transaction. The transaction involving the Assignment Agreement is a transaction in which Mr. Pastorius has an interest on both sides. (See "Agreement With Officer").

21. ***Matter of Insurance.*** The Company has applied for and intends to carry property casualty, general liability and workers' compensation insurance. There can be no assurance that the Company will not incur losses with consequent adverse financial impact on the Company. (See "Office Facilities Property and Employees" and "Business").

22. ***Lack of Underwriter.*** As of the date of this Memorandum, the Company does not have an underwriter to assist it in conducting this Offering. While the Company may obtain the services of an underwriter, there can be no guarantee that the Company will be successful in obtaining an underwriter or that the Company will be successful in selling any Preferred Shares and Warrants offered hereby. (See "Plan of Distribution").

23. ***No Escrow Account.*** No escrow account is or will be established in connection with the funds that may be received from the sale of the Preferred Shares and Warrants in this Offering. Any funds received from the sale of the Preferred Shares and Warrants shall be held and immediately received by the Company. (See "Plan of Distribution" and "Segregated Account").

24. ***Matter of Product Liability Insurance.*** The Company has applied for and intends to carry product liability insurance for its products. In the event that the Company's products are found to be defective and such defects contribute to personal injury or property damage or other losses to distributors, dealers, consumers, and other users of the Company's products, the Company would incur significant and substantial liability, costs, fees, and expenses in satisfaction of any claims or judgements that may be asserted or entered against the Company. (See "Business.")

25. ***Limited Patent Protections.*** The Company's proposed products are based on three existing patents and patent applications the Company has pending at the U.S. Patent and Trademark Office. While the Company's management believes that these existing patents provide proprietary protection and the patent application will be successful with substantial proprietary protection to the Company's technology, there can be no assurance that the Company's competitors do not possess superior technology with patent claims superior to those of the Company with the result that the Company's ability to compete with the results that the Company's biometric technology and ability to sustain commercially-viable operations will be adversely impacted. (See "Business," "Technology," "Agreement With Officer," and "Certain Transactions").

26. ***Limited Transferability.*** The Preferred Shares and Warrants offered hereunder have not been registered with the Securities and Exchange Commission or with any other regulatory authority, and they cannot be resold or otherwise transferred for value unless subsequently registered or determined to be exempt from the registration requirement. Further, there is no public or private market for the Preferred Shares and none is likely to develop. Purchasers of the Preferred Shares, Warrants, and any Common Shares issuable upon conversion of the Preferred Shares and exercise of the Warrants may not, therefore, be readily able to liquidate their investment in the event of an emergency or for any other reasons, and the Preferred Shares and Warrants may not be accepted as collateral for a loan. Consequently, the Preferred Shares and Warrants offered hereunder should be purchased and held as a long-term investment only. (See "Description of Securities," "Exhibit A," and "Exhibit B").

27. ***Possible Rule 144 Stock Sales.*** As of September 6, 1997, the Company had approximately 20,277,500 shares of the Company's outstanding Common Stock classified "restricted securities" which may be sold only in compliance with Rule 144 adopted under the Securities Act of 1933 or other applicable exemptions from registration. Rule 144 provides that a person holding restricted securities for a period of two years may thereafter sell in brokerage transactions, an amount not exceeding in any three month period the greater of either (i) 1% of the Company's outstanding Common Stock, or (ii) the average weekly trading volume during a period of four calendar weeks immediately preceding any sale. Persons who are not affiliated with the Company and who have held their restricted securities for at least three years are not subject to the volume limitation. Possible or actual sales of the Company's Common Stock by present shareholders under Rule 144 may have a depressive effect on the price of the Company's Common Stock if any liquid trading market develops.

28. ***Risks of Low Priced Stocks.*** Trading in the Company's Common Shares is limited. Consequently, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities. In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 3a51-1 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities.

Under such rules, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock.

The Commission has recently adopted regulations under such Act which define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules.

In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving a penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale.

Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and, if the broker/dealer is the sole market-maker, the broker/dealer must disclose this fact and its control over the market.

Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor and (iii) transactions that are not recommended by the broker/dealer.

In addition, transactions in a NASDAQ security directly with the NASDAQ market-maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives.

Finally, all NASDAQ securities are exempt if NASDAQ raised its requirements for continued listing so that any issuer with less than $2,000,000 in net tangible assets or stockholder's equity would be subject to delisting. These criteria are more stringent than the proposed increase in NASDAQ's maintenance requirements. The Company's securities are subject to the above rules on penny stocks and the market liquidity for the Company's securities could be severely affected by limiting the ability of broker/dealers to sell the Company's securities.

29. ***Lack of Qualification.*** Although the Company is a Nevada corporation conducting intra-state business within the state of California, the Company has not filed an application to qualify to do business within the state of California as required under the California Corporations Code. The Company's failure to qualify to do business in California may subject it to certain fines and other penalties. (See "Business").

30. ***Quasi-California Corporation Status.*** Although the Company is incorporated in Nevada and is subject to the Nevada Business Corporation Laws in connection with its corporate governance, it is likely that the Company may be subject to certain provisions of the California Corporations Code since the Company's taxes are paid in California and its shareholders reside largely in California. (See "Application of Quasi-California Corporation Status").

31. ***Need for Tax Advice.*** Any Investor who seeks to invest in this Offering should consult with his or her tax advisor prior to purchasing any of the Units offered hereby to fully evaluate the income tax and capital gains tax consequences associated with the prospective purchase of any Units offered hereby. (See "Tax Consequences").

DILUTION

If the Maximum Offering of $1,000,000 is achieved, then the Company would be required to issue 10,000 shares of the Company's Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock, 2,000,000 A Warrants and 2,000,000 B Warrants. In the event that all of the holders of the Preferred Shares convert their Preferred Shares into Common Shares the holders thereof would own an aggregate of 2,000,000 shares of the Company's Common Stock which would represent 9.02% of the total issued and outstanding shares and if, in addition, all of the A Warrants and all of the B Warrants are exercised, all holders thereof would own an aggregate of 6,000,000 shares of the Company's Common Shares which would represent 22.34% of the total issued and outstanding shares of the Company's Common Stock (assuming, in both cases, that no additional shares of the Company's Common Stock are issued after December 31, 1996).

"Dilution," as the term is used herein, is a reduction in the value of a purchaser's investment measured by the difference between the purchase price and the net tangible book value of the Preferred Shares after the purchase takes place. "Net book value" represents the amount of total assets less the amount of total liabilities divided by the number of Shares of Common Stock outstanding. This dilution arises mainly from the arbitrary decision as to the Offering price per Share and the lower book value of the shares currently outstanding.

The Company has, prior to this First Amendment, sold 15.70 Units in this Offering. As a result, the Company has achieved the Minimum Offering. The following table summarizes the dilution which investors participating in the Offering of the Preferred Shares would incur (assuming full conversion of the Preferred Shares into Common Shares at $0.50 per Share but before any of the Warrants are exercised) and the benefit to current shareholders as a result of this Offering and assumes that the Company achieves the Maximum Offering (and, for comparison, the amounts for the Minimum Offering are also shown) (and before deducting any legal, accounting, printing, underwriting, or other offering costs incurred in connection with this Offering). The table also assumes that no additional Common Shares are issued and does not include the impact of any other events or financial transactions after December 31, 1996.

	If Maximum Offering ($1,000,000)	For Minimum Offering ($100,000)
Offering Price Per Share (1)	$0.50	$0.50
Net Book Value Per Share Prior to the Offering (2)	$0.0070	$0.0070
Increase in the Net Book Value Per Share Attributable to this Offering (3)	$0.0441	$0.0047
Net Book Value Per Share After this Offering (4)	$0.0511	$0.0117
Dilution to New Investors (5)	$0.4489	$0.4883

Footnotes (on following page)

Footnotes from prior page:

(1.) The Private Offering price for each Preferred Share is $100.00. Each Preferred Share is convertible into 200 Common Shares. Assuming that each Preferred Share is converted into 200 Common Shares, the equivalent offering price per Common Share is $0.50. The Company has, prior to this First Amendment, sold 15.70 Units in this Offering. The amounts shown do not include any deduction for legal, accounting, printing, underwriting, or other costs incurred in connection with this Offering or the effect of any events or transactions after December 31, 1996.

(2.) Audited Balance Sheet as of December 31, 1996 with a net book value shown of $0.0070 and assuming that 20,862,125 Shares of the Company's Common Stock are outstanding (representing the amount outstanding as of December 31, 1996) (See "Audited Financial Statements").

(3.) Calculated by adding $145,523, the amount shown as equity on the Company's Balance Sheet as of December 31, 1996 and adding, alternatively, $1,000,000 (assuming that the Maximum Offering of $1,000,000 is achieved) or $100,000 (reflecting the Minimum Offering of $100,000) and, in each case, before deducting legal, accounting, printing, underwriting, or other offering costs incurred in connection with this Offering and before including the effect of any financial transactions and events after December 31, 1996 and dividing the total by all of the shares of the Company's Common Stock outstanding assuming full conversion of the Preferred Shares but before exercise of the A Warrants, the B Warrants, or both of them. There can be no assurance that the Company will be successful in selling any or all of the Company's Preferred Shares, A Warrants, or B Warrants offered hereby.

(4.) Represents the Net Book Value Per Share assuming the issuance of the Common Shares upon conversion of the Preferred Shares issued hereby assuming that the Maximum Offering is achieved (and, alternatively, reflecting the Minimum Offering) without giving effect to the exercise of any A Warrants, B Warrants, or to any events and financial transactions after December 31, 1996, any additional issuances of the Company's Common Stock thereafter, or any deduction for legal, accounting, printing, underwriting, or other offering costs incurred in connection with this Offering.

(5.) Amount of dilution calculated before deduction of any legal, accounting, printing, underwriting, or other offering costs incurred in connection with this Offering.

Based on the Audited Balance Sheet for Advanced Precision Technology, Inc., a Nevada corporation, as of December 31, 1996, the Company had a net book value equal to $0.0070 per Share.

Without taking into account any changes in such book value after December 31, 1996 other than to give effect to the sale of, alternatively, $1,000,000 in Preferred Shares (the "Maximum Offering") or $100,000 in Preferred Shares (the "Minimum Offering") but before deducting any legal, accounting, printing, underwriting, or other offering costs incurred in connection with this Offering or giving effect to any financial events or transactions after December 31, 1996.

The book value will be $0.0511 per Common Share if the Maximum Offering is achieved (assuming full conversion of the 10,000 Preferred Shares under the Maximum Offering but before exercise of any Warrants) and $0.0117 per Common Share with the Minimum Offering (assuming full conversion of the 1,000 Preferred Shares under the Minimum Offering but before exercise of any Warrants) (and, in each case, before deducting any legal, accounting, printing, underwriting, or other offering costs incurred in connection with this Offering) and without taking into account any changes in such book value after December 31, 1996, other than to give effect to the sale, alternatively of $1,000,000 in Preferred Shares or $100,000 in Preferred Shares offered hereby and assuming that all of the A Warrants and the B Warrants are not exercised. As a result, the net book value of the Common Shares owned by the Company's current shareholders prior to this Offering would increase by approximately $0.0441 (Maximum Offering) or $0.0047 (Minimum Offering) per Common Share without any additional investment on their part.

The investors participating in this Offering would incur an immediate dilution in the net book value of approximately $0.4489 (Maximum Offering) or $0.4883 (Minimum Offering) per Common Share (assuming that each Preferred Share is converted into 200 Common Shares). This represents dilution of 89.78% (Maximum Offering) and 97.66% (Minimum Offering) per $1.00 invested. (See Footnotes above.)

COMPARATIVE STOCK OWNERSHIP AND CONSIDERATION PAID

The following tables provide summaries, on a pro forma basis, of the differences between existing stockholders and the Preferred Shares issued to investors participating in this Offering (assuming full conversion of these Preferred Shares into the Company's Common Shares) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid, and average price per share (with full conversion of each Preferred Share with Face Value of $100 into 200 Common Shares). The first table assumes the Maximum Offering of $1,000,000 is achieved; the second table shows the effect of the Minimum Offering. As of this First Amendment, the Company has sold 15.7 Units and thereby achieved the Minimum Offering.

The Table does not give effect to any financial transactions and events after December 31, 1996 or the exercise of any of the A Warrants and B Warrants offered hereby. However, it assumes that, in each case, the Preferred Shares offered hereby are converted into Shares of the Company's Common Stock.

Maximum Offering

	Number of Shares	Consideration	Percent Ownership	Average Price Per Share
Existing stockholders[1]	20,862,125	$847,001	91.25%	$0.0406
Investors in this Offering	2,000,000	$1,000,000	8.75%	$0.5000
Total	22,862,125	$1,847,001	100.00%	$0.0808

Minimum Offering

	Number of Shares	Consideration	Percent Ownership	Average Price Per Share
Existing stockholders[1]	20,862,125	$847,001	99.05%	$0.0406
Investors in this Offering	200,000	$ 100,000	0.95%	$0.5000
Total	21,062,125	$ 947,001	100.00%	$0.0450

Footnote:

1. The amounts shown do not include any shares that may be issued after December 31, 1996 or any transactions, issuances, or events after that date except for the Preferred Shares that may be issued under either the Maximum Offering or, alternatively, the Minimum Offering and the full conversion of the Preferred Shares thereunder into the Company's Common Shares. The Table also does not include 2,140,000 shares issuable to the Company's President, Bruce A. Pastorius, in connection with the assignment of certain patent rights. As of September 6, 1997, the Company had 21,962,125 shares of its Common Stock outstanding. (See "Certain Transactions" and "Agreement With Officer.")

FINANCIAL PLAN

The Company believes that if the Company achieves the Maximum Offering resulting in the sale of $1,000,000 of the Company's Preferred Shares and Warrants offered hereby, the net proceeds will permit the Company to undertake further development and marketing efforts for the Company's technology and to increase the Company's working capital.

Although the Company has, prior to this First Amendment, achieved the Minimum Offering, in the event that the Company achieves the Maximum Offering, the Company will seek to obtain additional financing from other sources, including from the sale of debt, Preferred Stock, or Common Stock, on a private placement basis or to license its technology.

According to the Company's preliminary budget estimates, prepared in March 1996 without the benefit of any independent or third party evaluation, the Company anticipates that, in addition to any monies that may be raised in this Offering, the Company will require approximately $1,500,000 to $2,500,000 in additional financing within the next twelve months to implement its business plan.

There can be no assurance that the Company will be successful in selling any or all of the Preferred Shares and Warrants offered hereby or that the Company will obtain the additional financing it seeks or, if the Company is successful in these efforts, that the Company can obtain the additional financing on reasonable terms in light of the Company's current circumstances.

DETERMINATION OF OFFERING PRICE

The price at which the Company's Preferred Shares, A Warrants, and B Warrants are hereby offered has been determined by management on an arbitrary basis. The exercise prices for the A Warrants and the B Warrants have also been determined on an arbitrary basis.

DIVIDEND POLICY

The Company has no present plans to pay any dividends on its Common Stock. Any profits that the Company may generate, if any, are intended to be retained for reinvestment by the Company.

CAPITALIZATION

The following table sets forth the capitalization of the Company at December 31, 1996 the issuance of the Preferred Shares and Warrants pursuant to this Offering and the application of net proceeds therefrom. The Company has, prior to this First Amendment, sold 15.70 Units in this Offering. As a result, the Company has achieved the Minimum Offering. This table should be read in conjunction with the financial statements of the Company and the notes thereto included in this Memorandum. (See "Audited Financial Statements" and "Unaudited Financial Statements").

	Actual at December 31, 1996	**Adjusted for Minimum Offering[2]**	**Adjusted for Maximum Offering**
Total Short-Term Debt	$152,962	$152,962	$152,962
Shareholders' equity:			
Preferred Stock, $0.001 par value, 25,000,000 shares authorized, no shares issued and outstanding as of 12/31/96	$0	$100,000	$1,000,000
Common Stock, $0.001 par value, 100,000,000 shares authorized, 20,862,125 shares issued and outstanding as of 12/31/96	$20,862	$20,862	$20,862
Additional paid-in capital	826,139	826,139	826,139
Less: Deficit Accum. Dev. Stage[1]	(443,273)	(443,273)	(443,273)
Accumulated deficit	(258,205)	(258,205)	(258,205)
Total shareholders' equity	145,523	245,523	1,145,523
Total capitalization	$145,523	$245,523	$1,145,523

Footnotes:

1. Represents the deficit accumulated during the Company's development stage.

2. As of the date of this First Amendment, the Company had outstanding 1,570 shares of the Preferred Shares and thereby achieved the Minimum Offering.

Capital Stock

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock ($0.001 par value) (the "Common Shares") and 25,000,000 shares of Preferred Stock (par value $0.001).

Of the 25,000,000 shares of Preferred Stock authorized, the Company's Board of Directors has designated 100,000 shares as Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock (Preferred Shares"). Each Preferred Share is convertible into 200 Common Shares and each has a face value of $100.00 ("Face Value") with each Preferred Share eligible to receive an annual dividend of 12% of the Face Value, payable in Preferred Shares (each valued arbitrarily at $100), to holders of record on June 30th and December 31st of each year, from and after issuance. Each Preferred Share is callable, by the Company, at any time, at a price equal to 110% of its Face Value. No sinking fund is or will be established for the redemption of the Preferred Shares. There can be no guarantee that the Company be ever have the financial resources to repurchase any Preferred Shares offered hereby.

As of December 31, 1996 there were 20,862,125 Shares of the Company's Common Stock issued and outstanding. As of September 6, 1997 there were 21,962,125 Shares of the Company's Common Stock issued and outstanding and 1,570 of the Company's Preferred Shares issued and outstanding.

The Company's Common Stock does not bestow preemptive rights to subscribe for stock in new issuances. Authorized but unissued shares may be issued upon authorization of the Board of Directors without prior stockholder approval. Upon liquidation or dissolution of the Company, the assets legally available for distribution to holders of shares of the Common Stock, after payment of all obligations of the Company (including obligations to holders of the Company's Preferred Shares), are distributable ratably among the holders of the Common Stock.

Results of Operations

Fiscal 1995 vs. Fiscal 1996

During the twelve months ending December 31, 1996 ("Fiscal 1996") and the twelve months ending December 31, 1995 ("Fiscal 1995"), the Company recorded no revenues.

During Fiscal 1996, the Company recorded $91,449 in Research and Development Expenses. This compares to $70,243 in Research and Development Expenses that were incurred in Fiscal 1995. This represented an increase of approximately 30% or $21,206 from Fiscal 1995 to Fiscal 1996 and was primarily due to additional research efforts the Company made due to prototype development expenditures for the Company's fingerprint capture technology.

During Fiscal 1996, the Company recorded $47,265 in Marketing Expenses in comparison with $26,798 in Marketing Expenses during Fiscal 1995. This represented an increase of approximately 76% or $20,467 from Fiscal 1995 to Fiscal 1996 and was primarily due to additional marketing efforts the Company made at trade shows and other promotional efforts to introduce the Company technology to potential licensees.

Administrative Expenses also increased during Fiscal 1996 to $47,840 in comparison with $19,711 in Administrative Expenses during Fiscal 1995. This represents an increase of $28,129 or 143% above the level of Administrative Expenses incurred in Fiscal 1995. The increased Administrative Expenses were primarily increased legal, accounting, and administrative expenses incurred in connection with the Company's preparation of this Memorandum and related intellectual property matters.

During Fiscal 1996 the Company also incurred $23,715 in Depreciation and Amortization Expenses in comparison with $8,515 in Depreciation and Amortization Expenses during Fiscal 1995. The increase in these Expenses was due primarily to an increase in equipment depreciation and amortization expenses.

As a result, the Company recorded $210,269 in Net Losses during Fiscal 1995 in comparison with $125,267 in Net Losses during Fiscal 1996.

This resulted in the Company recording a Loss Per Share of ($0.009) during Fiscal 1996 compared with a Loss Per Share of ($0.007) during Fiscal 1995.

Liquidity and Capital Resources

Since the Company is a development-stage company with no history of generating any revenues, the Company's strategy has been to: (i.) minimize the Company's cash outlays and expenditures by, among other measures, utilizing office space provided rent-free by the Company's President, Bruce A. Pastorius; and (ii.) purchase needed research and professional services through the sale and issuance of the Company's common stock on a private placement basis.

While the Company believes that this strategy has served to minimize the Company's cash requirements, there is no guarantee that the Company can continue to execute its business strategy on this basis. The Company's liquidity is highly dependent upon: (i.) the Company's ability to generate a substantial and recurring licensing fee revenues; and (ii.) obtaining proceeds from this Offering. The Company has no bank lines or other forms of credit established with any financial institution and the Company does not anticipate that it will secure any such financial commitments in the foreseeable future.

The Company's capital requirements have been met primarily through the private offering and sale of the Company's Common Stock on a private placement basis. There can be no guarantee that the Company will generate any substantial and recurring licensing fee revenues or that the Company will be successful in offering any of the Preferred Shares or Warrants from this Offering.

PLANNED USE OF PROCEEDS

The amount of net proceeds to be realized by the Company from the issuance of the Preferred Shares, after deduction of estimated expenses of the Offering, will depend upon the number of Preferred Shares issued. The Company believes it is substantially dependent upon the proceeds of the Offering to satisfy its capital needs and the proceeds from a proposed additional financing required to complete its business and operating plan over the next twelve months.

There can be no assurance that this Offering or the planned subsequent offering will be successful or, if they are successful, that they will generate sufficient proceeds to enable to the Company to begin executing its business plan or that the Company will obtain additional financing needed to implement its business plan. The following is a list of the specific area and amount for which the proceeds of this Offering are intended to be applied on a priority basis under the current plans of the Company. **All allocations are estimates only and may be subject to change at the sole discretion of the Company's Board of Directors as actual allocations are required or made.**

	Minimum Offering	Maximum Offering
Total Proceeds of Offering Less	$ 100,000	$1,000,000
Offering Commissions[1]	10,000	100,000
Legal and Other Expenses[2]	30,000	30,000
Net Proceeds from Offering	60,000	870,000
Use of Net Proceeds (3)		
Increase in Working Capital	23,000	320,000
Development Expenses	25,000	325,000
Preproduction Expenses	5,000	50,000
Marketing Expenses	4,000	50,000
Patent Expenses	3,000	125,000
Total	$ 60,000	$870,000

Footnotes on following page.

(Footnotes to prior page.)

1. The Company may engage the services of a Placement Manager to sell the Units offered hereby. If the Company does engage the services of a Placement Manager, it anticipates that it will pay a placement fee of 10% of the Offering and a non-accountable expense allowance of 3% of the Offering. To the extent that the Company can forego these fees, the amounts so saved will be added to working capital.

2. The Company will incur certain expenses in connection with the Offering, including: printing costs, postage costs, state blue sky filing fees, attorney fees, and bank fees attributable to the issuance of the Units. To the extent the legal and other expenses differ from the amount estimated above, the amount allocated to the Company's working capital shall be adjusted accordingly.

3. The amounts shown reflect allocations for the Minimum Offering which has been achieved prior to this First Amendment. Under the Minimum Offering, the Company sought to (i.) increase its Working Capital by $23,000, (ii.) expend $25,000 for additional development expenses, (iii.) expend $5,000 for preproduction expenses, (iv.) expend $4,000 for marketing expenses, and (v.) expend $3,000 on legal expenses in connection with completing the filing of certain patents.

If the Maximum Offering is achieved, the Company intends to: (i.) allocate $420,000 to increase the Company's working capital, (ii.) expend $325,000 on certain development expenses, (iii.) expend $50,000 on preproduction expenses, (iv.) $50,000 on marketing expenses, and (v.) $25,000 on certain legal expenses in connection with completing the filing of certain patents.

There can be no assurance that the Company will be successful in achieving either the Maximum Offering of the Preferred Shares and Warrants offered hereby.

Background

Advanced Precision Technology, Inc., a Nevada corporation (the "Company") was originally incorporated in Utah on March 19, 1985 under the name Ximberley Corporation. At the time, the Company was engaged in the exploration and development of minerals and mining rights. From November 10, 1986 to June 22, 1987 the Company conducted a limited public offering under which 4,000,000 shares of its Common Stock were sold resulting in the Company receiving net proceeds of $80,000. On March 21, 1988 the Company agreed to enter into a Plan of Reorganization with Precision Tank Testing, Inc., a Nevada corporation ("PTT"), and on April 1, 1988, the Company's shareholders approved the Plan of Reorganization under which Ximberley's shareholders received common stock in Ximberley's then-existing wholly-owned subsidiary, Advanced Precision Technology, Inc., a Nevada Corporation to effect a change of domicile of the Company from Utah to Nevada and acquire the business and all of the outstanding common stock of PTT. From April 1, 1988 to November 30, 1990, the Company was in the underground storage tank testing business. Subsequently, the Company issued: (i.) 5,500,000 shares of its Common Stock to Ximberley Corporation in exchange for its assets and liabilities which were then distributed to the shareholders of Ximberley Corporation upon surrender of their Ximberley shares; and (ii.) 8,000,000 shares to the stockholders of PTT in exchange for their PTT shares and, on November 30, 1990, 7,500,000 of the these shares were subsequently returned to the Company in exchange for a portion of the assets of PTT.

From December 1, 1990 to June 17, 1994 the Company was inactive and did not conduct any business activity. On June 17, 1994, the Company effected a one for four reverse split of its Common Shares and subsequently issued 16,000,000 Common Shares to acquire all of the Common Shares Holographics, Inc., a Nevada corporation ("HIC") founded by the Company's current President, CEO and Chairman, Bruce A. Pastorius. As a result of this transaction, the Company acquired all of the assets of HIC, a company in operation since June 1993 (dba in California as Holographic Credit Card).

Current Business

The Company seeks to develop, market, and license "real time" fingerprint recognition systems for the personalized identification and secured verification system markets. The Company holds three patents and has four patent applications.

The Company's patents include U.S. Patent No. 5,629,764 granted May 13, 1997 for *Prism Fingerprint Sensor Using a Holographic Optical Element*. This device uses a holographic optical element ("HOE") to eliminate optical distortion in "live" fingerprint capture technology.

The Company also holds U.S. Patent No. 5,095,194, granted March 10, 1992 for *Holographic Credit Card with Automatical Authentication and Approval* and to U.S. Patent No. 5,138,468, granted August 11, 1992 for *Keyless Holographic Lock*. These patents offer a laser-based technology to verify fingerprints with those stored as a hologram on a credit card or in a computer mouse. The Company believes that its technology offers "real time" fingerprint verification as a cost effective and reliable biometric technology system (i.e., the identification of an individual through the individual's unique physical characteristics) for applications in the identification and security industry. (See "Glossary").

On January 25, 1997, the Company entered into a licensing agreement with Hi-Key Technologies, Inc. of Eden Prairie, Minnesota ("Hi-Key") wherein the Company granted Hi-Key a worldwide non-exclusive license to manufacture, distribute, and sell products that integrate and utilize the Company's patent pending fingerprint capture technology (as derived from the Company's *Prism Fingerprint Sensor Using a Holographic Optical Element*, Patent Application No. 08/499,673, filed July 7, 1995 and associated patent applications pending or to be filed). Under the license with Hi-Key, the Company received $50,000 in licensing fees and has the right to receive additional royalties on all products sold by Hi-Key and its subcontractors that utilizes the Company's technology. The Company has the right to purchase fingerprint sensors made by Hi-Key at 120% of Hi-Key's product costs (defined as costs incurred for parts, labor, and royalty fees).

On April 15, 1997, the Company entered into a consulting agreement (the "Ralcon Agreement") with Dr. Richard D. Rallison, Optiker and Photo Plumber, of Ralcon Laboratory ("Ralcon"). Under the terms of the Ralcon Agreement, Ralcon is to provide research and development design and lab prototyping of specialized Holographic Optical Elements ("HOE"). The Company considers Dr. Rallison, a nationally-recognized authority on optical design and HOE development, to be an essential scientific contributor to the Company further development of its HOE products and, in particular, for: (i.) the miniaturization of the Company's scanner, and (ii.) the HOEs for the holographic fingerprint products. Ralcon is also to provide production HOEs for the purchases Hi-Key is to make under the Company's licensing agreement with Hi-Key.

On April 22, 1997, the Company the Company signed a consulting agreement with Dan Cifelli. Mr. Cifelli was formerly President of DZ Company of Concord, California, a company involved in holographic product development, including novelties, and jewelry. Mr. Cifelli was directly involved in the development, proof of concept, and patent filing of the "Keyless Holographic Lock" technology that the Company acquired from Dr. Joseph S. Barbanell, Mr. Cifelli, and another partner. Mr. Cifelli holds two honors received from the National Science Foundation while completing his studies in Physics at Renessalar Polytechnical Institute.

On May 7, 1997, the Company entered into a distribution/service agreement (the "First LSI Agreement") with Lex Solutions, Inc. ("LSI") of Fairfax, Virginia. Under the terms of the First LSI Agreement, LSI became the Company's first non-exclusive distributor of the Company's APrinT products for a one year period. LSI has extensive experience in the development and implementation of fingerprint identification systems with the U.S. government, banks, and state agencies.

On May 27, 1997, the Company received $4,865 from the sale of 7 APrinT fingerprint capture devices sold by LSI to the U.S. Immigration and Naturalization Services (the "INS") for a pilot program utilizing the Company's technology. The Company's management believes that INS pilot program will serve to demonstrate that the Company's APrinT fingerprint capture technology is cost-effective and technologically superior to other alternatives.

On June 30, 1997, the Company entered into two non-exclusive distribution/service agreements. First, the Company entered into a non-exclusive distribution/service agreement (the "WPD Agreement") with West Point Distributors, Inc. ("WPD") of Richmond, Texas. Under the terms of the WPD Agreement, WPD has agreed to represent the Company in Texas in marketing the Company's technology to banks, oil companies, state and local government agencies, credit card issuers and processors, and computer manufacturers.

Second, the Company entered into a non-exclusive distribution/service agreement (the "ISI Agreement") with Image Sales, Inc. ("ISI") of Walnut Creek, California. ISI is a large supplier of customized photo identification cards and has over 200 customers in the western United States. ISI seeks to add fingerprinting of children's identification cards as well as integrating the Company's APrinT software and scanners into ISI's photo identification software.

On June 30, 1997, the Company entered into a worldwide distribution, maintenance, and support services agreement (the "Second LSI Agreement") with LSI. Under the terms of the Second LSI Agreement, LSI has agreed to provide a Windows-based fingerperint capture and enrollment software system to be marketed by re-sellers under the Company's APrinT tradename and to provide third party one-to one fingerprint verification software. The software is written in Direct Load Libraries and can be integrated into almost any security application. LSI is to supply additional modules and integration services upon the Company's request and approval.

On June 30, 1997, the Company purchased certain holographic equipment and sub-leased certain space with Bob Hess and Point Source Productions. These arrangements were completed as the Company seeks to establish its own holographic optical element ("HOE") design, development, and production facility (the "APT Hololab"). The APT Hololab is to be managed by Mr. Cifelli and is to fulfill the Company's need for internal research and enhance the Company's responsiveness for HOE requests.

On July 15, 1997, the Company entered into a consulting agreement with Tom Corboline, a co-inventor of the Company's fingerprint "capture" technology. Mr. Corboline is completing his graduate level thesis work on the Holographic Fingerprint Verification System at San Jose State University. The Company entered into this arrangement with Mr. Corboline top ensure that the work originally undertaken on the Company's behalf at San Jose State University may be transferred to SRI without interruption or undue delay.

Overall, the Company seeks to design, market, and license fingerprint capture and verification technology using its patented optical and holographic technology. The Company does not intend to manufacture its products but intends to rely on licensees and sub-contractors for all manufacturing work. The Company has identified potential licensees and sub-contractors but no additional agreements for licensing or sub-contract work have been executed. The Company's proposed authentication products are designed to verify the identity of a user who may be either physically present in person or present via communication lines. The real-time system compares a user-submitted fingerprint image to one stored as a hologram in a credit or identification card or in the approval device itself to provide an authentication signal that can allow immediate approval or access or can be encrypted and transmitted to a remote location. The Company believes that such a system will eliminate user-identification fraud and other errors and thereby enhance security for any transaction or access.

The technology underlying the Company's proposed products utilizes the user's entire fingerprint image and compares the image, on a real-time basis, at the speed of light, to the holographic "matched filter" using laser beams and optical processing techniques.

The Company believes that use of this laser-based technology to read, analyze, and compare the user's "live" fingerprint with the mathematical characterization (or "template") stored as a hologram on a credit card or in a computer mouse is extremely effective in limiting misidentifications. The Company's own studies, conducted without the benefit of any independent third party, suggest that its technology offers error rates (i.e., misidentifications) which may be the lowest in the identification and secured verification markets. However there can be no assurance that the Company's products will be superior to products that may be offered by competitors.

Product Line

The Company's trademarked APrinT system will allow for a complete line of biometric (fingerprint) technology for the capture, storage, and real time verification of an individual. The Company's proposed product mix strategy consists of:

APrinT Scanners - Fingerprint capture devices that provide a high resolution, non-distorted detailed fingerprint image and will cost one half to on third of competitive scanners, for use in existing applications such as drivers license, immigration, welfare, law enforcement, and national ID card programs as well as a new applications for access-control, computer security, and banking. This product is designed to meet existing federal standards and the Company anticipates that if current work is completed in a timely fashion, it will be commercially available by second quarter 1997.

APrinT Software - Fingerprint capture and storage system that provides a PC based enrollment system for fingerprint capture, and has search and match algorithms to eliminate duplicate enrollment, and easily replace lost or stolen cards.

APrinT Locks - Fingerprint verification devices that have the user's fingerprint stored inside, for immediate authentication to allow individualized controlled access to computer networks, electronic fund transfer systems, and the INTERNET.

APrinT Cards - Any type card (magnetic stripe, "smart" cards, optical memory cards, or plain ID badges,) that have the captured fingerprints stored optically on self developing holographic film imbedded directly into it.

APrinT Cards Readers - Fingerprint verification devices that provide real time authentication of the user's presented fingerprint to the one stored in the card.

APrinT Enrollment - Devices, process, and services for storing, securing, and placing the captured fingerprint into the cards and lock devices, processes, and customizing the output interfaces.

GRANT OF LICENSE

On January 25, 1997, the Company entered into a non-exclusive licensing agreement (the "Hi-Key License") with Hi-Key Technologies, Inc. ("Hi-Key") wherein the Company granted Hi-Key a worldwide non-exclusive license to manufacture, distribute, and sell products that integrate and utilize the Company's patent pending scanner technology (as derived from the Company's *Prism Fingerprint Sensor Using a Holographic Optical Element*, Patent Application No. 08/499,673, filed July 7, 1995) (the "Fingerprint Capture Technology").

Under the license with Hi-Key, the Company received $50,000 in licensing fees and has the right to receive additional royalties at the rate of $25 for any and all products utilizing the Fingerprint Technology.

Hi-Key is also licensed to manufacture and sell stand-alone scanning devices using the Fingerprint Capture Technology and is obligated to pay the Company a royalty of $25 for the first 200 units sold. After the first 200 units are sold, Hi-Key is obligated to pay the Company a royalty of $25 or 5% of Hi-Key's sales price, whichever is greater. The term of the Hi-Key License is one year.

COMPETITIVE ADVANTAGES

The Company believes that the highest reliability in verification systems is due to use of the entire fingerprint image. The estimated error rate is 1 in 10,000,000 as compared to 3 in 100 for vendors using digitized methods such as those offered by two competitors, Identix and Fingermatrix.

* Cost effectiveness of manufacture and operation

* Modular design for integration into existing systems

* High resolution undistorted detailed fingerprint capture

* Low power requirements, can be battery operated

* Flexible output interfaces

The Company believes that essential product attributes in the personal identification/security industry include:

- Reliability
- Cost effectiveness
- Manufacturability
- Mass availability, and
- Overall superior performance.

The cost of implementation using the APrinT system is as little as one third the cost of existing fingerprint technology currently offered by competitors. The Company's fingerprint capture and verification are manufacturable in quantities with guaranteed specifications and performance for a wide range of applications. This allows for standardization and low inventory costs which are very attractive to OEM's. It is through the Company's proposed licensing strategy and proposed worldwide distribution channels of OEM's and integrators that the Company seeks to make its proposed products easily and widely available and thereby seek to establish them as the "industry standard" in technology. However, while the Company believes that its proposed products offer unique advantages and the Company seeks to establish its proposed products and technology as "industry standards" there can be no assurance that the Company's technology and products will achieve any commercial acceptance or, if it is achieved, that it can be maintained on any profitable basis.

MARKET OVERVIEW

The Company believes that the market for machine readable cards and access approval devices is experiencing tremendous worldwide growth. The growing industry has attracted AT&T, IBM, Unisys, Kodak, Polaroid, and EDS as major players in identification and access authorization. The advent of the new "smart" card, (a plastic card containing a computer chip), optical memory products, and on-line access to information and services has created many new applications for identification technology.

One industry analyst projects the machine readable card segment to grow from 3 billion in 1995 to 6 billion cards by the year 2000, and to 10 billion cards by 2010. The growth of access devices from the current 3 million to 30 million by the year 2000, and 100 million by 2010.

Fingerprint verification for securing personal identification and credit/debit cards as well as access to electronic commerce, interactive television and the INTERNET, is considered the next great innovation in the card technology and security industry. Industry reports estimate a current worldwide market for machine readable plastic cards to be approximately $1.5 billion annually. The market for card reader devices is estimate to be $500 million annually.

The Company's own market research suggests significant interest in the Company's technology. Some analysts point to future product applications for secured access control; credit/debit financial cards as well as automatic funds transfer machines (ATM's), national health programs in Germany, China, Canada, and United States; electronic benefit transfer programs for the government payments of welfare, Aid to Families With Dependent Children (AFDC), and food stamps,; national ID/passport/border control/voter registration programs from around the world; access authorization programs for the INTERNET, telephones, and televisions; and electronic fund transfer approval systems.

The likely extent of these product applications will depend on the costs of competing technologies and suppliers. There are several other Companies in the industry who possess greater financial and managerial resources than the Company.

COMPETITION

The Company's products face intense competition from non-biometric technologies and from biometric technologies that measure biological characteristics other than fingerprints and the products of at least three other companies that market fingerprint identification devices. These competitors possess substantial financial, marketing, and managerial resources far greater than that of the Company and each has an established base of competing products with significant revenues from these products.

Included among this group is Identix Incorporated of Sunnyvale, California ("Identix"). Identix designs, develops, manufactures, and markets personal verification terminals ("PVTs") for security applications and products for law enforcement applications that operate by optically scanning and analyzing fingerprint images. Identix also provides consulting services to clients in the public and private sectors. Identix's access control systems are designed to rely upon one or more of the following: (i.) what a person has (card or key), (ii.) what a person knows (password or personal data), or (iii.) biometric verification (an analysis of some unique biological characteristic of a person) to verify a person's identity. All of Identix's PVT products utilize patented optical scanners, proprietary image processing software and fingerprint algorithms, and standard microprocessor and computer memory to read, analyze, and compare the user's "live" fingerprint with the mathematical characterization (or "template") that the user previously entered into the PVT memory or on a smart card at the time of enrollment.

Identix has historically marketed its products to state and federal law enforcement and its consulting services have been marketed to the U.S. Department of Defense and other government agencies.

STRATEGIC PLAN

The Company seeks to obtain a significant market position through non-exclusive licensing of the Company's fingerprint capture and verification technology to industry leaders such as IBM, AT&T, EDS, VeriFone, Polaroid, and others.

In addition, the Company's management believes that if the Company can work with established security vendors in access control/physical security application market, that the Company's products can be marketed to corporations, colleges, airports, laboratories, government facilities, and computer networks. This effort will serve to complement the Company's marketing efforts with system integrators to utilize proposed large scale identification applications such as driver licenses, passports, voter registration programs, proposed electronic benefits transfer programs by state and federal agencies.

Through non-exclusive licensing of its technology, the Company believes it will be better positioned to build strategic alliances with industry leaders and thereby set the stage for the development of proprietary, new age fingerprint capture and verification products based upon market demands. The Company believes that this strategy will contribute to making the Company's technologies a standard for the personal identification and security industry. Although the Company seeks to implement this strategy, there can be no assurance that the Company will successfully achieve any of these goals or, if they are achieved, that they can be achieved on a profitable basis.

While the Company believes that the applications market for these products is large and will likely continue to grow, the Company has arrived at this conclusion without the benefit of any independent, third party evaluation and there can be no assurance that these predictions are accurate, or, if they are accurate, that the Company can compete profitably in these markets.

AGREEMENT WITH OFFICER

Purchase of Patent Rights

On November 8, 1996, the Company's Board of Directors approved an agreement with the Company's President, Bruce A. Pastorius, under which Mr. Pastorius has assigned all remaining right, title, and interest to Patent No. 5,138,468 *Keyless Holographic Lock* and the Company agreed to pay Mr. Pastorius $250,000 in January 1998 as repayment for monies and stock paid to acquire those rights. The Board of Directors also approved the Company's issuance of 2,140,000 Common Shares to Mr. Pastorius.

The Assignment Agreement is an agreement between the Company and an officer of the Company, and, as a result, it represents a conflict of interest. A conflict of interest arises whenever a party has an interest on both sides of a transaction. The transaction involving the Assignment Agreement is a transaction in which Mr. Pastorius has an interest on both sides.

The Company's policy is to require that in the event that a transaction with an officer or director involves a conflict of interest, that the interested officer or director fully disclose his interests and that any transaction be approved only after full disclosure and only then by a disinterest majority of the Company's remaining directors. While the Company believes that its policy will serve to benefit the Company's stockholders and that it fully resolves conflict of interest issues, there can be no assurance that this policy or any transaction undertaken in executing this policy successfully resolves such conflicts of interest to the full benefit of the Company and its stockholders. (See "Certain Transactions").

Issuance of Promissory Note

The Company's Board of Directors has also approved the issuance of a Promissory Note to the Company's President in the amount of $82,000 (the "Note") in exchange for the Company's receipt of monies loaned to the Company by the Company's President aggregating $82,000 as of December 31, 1996. The Note has a short term and carries no interest.

CERTAIN MARKET INFORMATION

Common Stock

The Company's Common Stock has a limited trading market on the NASDAQ Bulletin Board under the symbol, "APRE." The Company's Common Stock trades only sporadically during any monthly period and the amount and number of potential buyers of market for the Company's Common Stock and the liquidity of the Common Stock is very restricted. There were approximately 459 stockholders of the Company's Common Stock at September 6, 1997.

From November 1990 to May 1995 trading in the Company's Common Stock was suspended and the Company was not able to maintain required filings with the NASD and the U.S. Securities and Exchange Commission. Beginning May 17, 1995 public trading in the Company's Common Stock resumed. The following represents high and low prices by quarter.

	High ($)	Low ($)
1995		
1st Quarter	$0.000	$0.000
2nd Quarter	$0.375	$0.060
3rd Quarter	$0.750	$0.375
4th Quarter	$1.500	$0.625
1996		
1st Quarter	$3.000	$1.250
2nd Quarter	$2.250	$1.250
3rd Quarter	$1.875	$1.125
4th Quarter	$1.375	$0.875
1997		
1st Quarter	$1.9375	$0.875
2nd Quarter	$1.8125	$1.28125

THE ABOVE QUOTATIONS REFLECT INTER-DEALER PRICES WITHOUT RETAIL MARKUP-MARKDOWN OR COMMISSION AND MAY NOT NECESSARILY REPRESENT ACTUAL TRANSACTIONS

Preferred Stock

The Preferred Shares offered hereby are "restricted securities" as that term is defined under the Securities Act of 1933 and no public market exists or is likely to develop.

TECHNOLOGY

The Company seeks to develop, market, and license "real time" fingerprint capture, storage and recognition systems for the personalized identification and secured verification system markets. The Company holds three patents and the Company has four patent applications.

The Company's patents include U.S. Patent No. 5,629,764 granted May 13, 1997 for *Prism Fingerprint Sensor Using a Holographic Optical Element*. This device uses a holographic optical element ("HOE") to eliminate optical distortion in "live" fingerprint capture technology.

A second patent, U.S. Patent No. 5,095,194, granted March 10, 1992 entitled, *Holographic Credit Card with Automatical Authentication and Approval*. The Company's third patent, U.S. Patent No. 5,138,468, granted August 11, 1992 entitled, *Keyless Holographic Lock* was acquired from the Company's President, Bruce A. Pastorius. (See "Agreement With Officer").

The Company believes that these optical pattern recognition patents offer a unique laser-based technology to read, analyze, and compare the user's "live" fingerprint with the mathematical characterization (or "template") stored as a hologram on a credit card or in a computer mouse. The Company also believes that its technology offers a cost-effective and reliable biometric authentication technology system for access and approval applications in the identification and security industry.

The Company also has three associated patents applications pending with the U.S. Patent and Trademark Office for divisional and continuation in part applications. The Company previously filed for protection under the International Patent Cooperation Treaty seeking protection under applicable international patent treaties.

The Company believes that upon issuance of the patent, this technology will provide enhanced resolution and lower distortion of fingerprint images to permit compliance with U.S. standards for electronic fingerprint image transmission and the higher resolution capture for enhanced imaging and contrast resulting in images that are ideally suited for video and other electronic scanning cameras for real-time, display, digitalization, and for comparison to flat-file "ink- based" fingerprint databases.

Although the Company believes that it owns and holds all the intellectual property rights to the technology it intends to utilize in its proposed product line, the Company's resources have been limited and the Company has not obtained any independent evaluation of the extent of its intellectual property rights, whether the Company's patents and patents pending are in conflict with those claimed by its competitors, or whether the intellectual property rights it claims to its technology can withstand a sustained attack by existing or future competitors who may claim that they hold intellectual property rights superior to those claimed by the Company.

In addition, there can be no assurance the intellectual property rights that the Company holds are valid for commercial use in view of ever-changing competitive biometric and non-biometric technology, products, and intellectual property and patent rights thereto which may be claimed by others.

In the event the Company's intellectual property rights are subsequently challenged, the Company may not have the financial resources to respond to these competitive claims or, if the Company has the financial resources to do so, the Company may find that the Company's intellectual property rights are subordinate to those claimed by others and thereby of limited commercial value.

In addition the Company believes that its patents pending for its *Fingerprint Sensor* device and the developed miniaturized prototype utilizing this technology will serve to position the Company to establish initial installations and revenue along with a base for the sale and installation of future proprietary products that the Company may introduce. The *Fingerprint Sensor* device has been incorporated into a prototype miniaturized (size of a Walkman radio) LED (light emitting device) based-unit to provide a highly detailed, low distortion capture of the entire fingerprint image.

The Company intends that the fingerprint sensor will meet or exceed current U.S. standards and provide a universal platform for customized input and/or output interfaces compatible with existing and to-be-installed security identification systems utilizing fingerprint technology. The Company plans that the device will be used to capture and store high quality fingerprint images for the registration and enrollment of system users to secure the system from fraudulent use. (i.e. welfare, computer systems in house, computer databases, credit cards, health cards, etc.)

By incorporating the technology of the *Holographic Credit Card* Patent #5,095,194 (March, 1992) with the *Fingerprint Sensor* device, the captured prints will be made into "filters" and stored in a hologram on the credit or security card.

With a miniaturized scanner device utilizing the *Fingerprint Sensor* device technology, the user presents his credit or security card for insertion into the scanner, places his finger on the scanner screen and at the speed of light the match or no match is made identifying the user as the person represented on the credit or security card. The Company believes with its existing technology and pending company developments that the "match filtering" system previously described can be done on a cost-effective basis utilizing optical processing technology with low cost lasers, without the need for computers, telecommunications lines or human approval (elements required with current identity verification systems such as pin numbers or photo I.D., etc.)

With the technology of the *Keyless Holographic Lock* Patent #5,138,468 (August, 1992) the captured fingerprints will be made into "filters" and stored as a hologram within the approval device itself. This device will allow cardless access authorization for computer networks, cable and satellite T.V., the INTERNET, and a myriad of new applications (personalized safes, alarm systems, auto ignition systems).

The Company believes the use of its authentication technology will eliminate the current drawbacks to fingerprint identification utilizing digital verification methods by eliminating the need for large computer storage capacities for fingerprints (i.e. the entire fingerprint will be captured in a hologram on the credit or security card) and by eliminating the unacceptable rate of identity rejection in digital fingerprint identification due to smudges or injuries to the finger or a not so clean scanner lens. (i.e. the entire fingerprint is scanned requiring 2 megabytes of memory -- the digital fingerprint identification technology limits scanning to 14,000 bytes with approximately 14,000 bytes of memory or with 14 key points of the fingerprint scanned which the Company believes is not reliable due to smudges or injured fingers, and/or a large population data base containing multiple images with similar scan points causing a rejection errors.

The Company believes the *Fingerprint Sensor* device along with the holographic impression of the fingerprint on a credit or security card or in the lock approval device offers a user friendly, cost-effective and highly reliable biometric technology system for applications in the rapidly expanding identification and security industry. The Company has an additional two patent applications pending and is planning others to enhance its proprietary technology position.

While the Company seeks to make its proprietary technology the worldwide standard for integration by multi-national companies in authenticating credit and security cards and computer network access, the Company has not conducted any evaluation of its technology, patents rights, or the commercial acceptance of its proposed products. There can be no assurance that the Company's technology is commercially viable or that any proposed products will be successful.

MANAGEMENT

The names and ages of the Directors and Executive Officers of the Company are as follows:

Name	Age	Position	Date Elected to Position
Bruce A. Pastorius Pier 9, Suite 104 Embarcadero San Francisco, California 94111	41	President, CEO, Chairman	10-10-94
James D. Homer Pier 9, Suite 104 Embarcadero San Francisco, California 94111	40	Secretary, Treasurer, Director	03-10-95
Dr. Joseph S. Barbanell, Ph.D. Pier 9, Suite 104 Embarcadero San Francisco, California 94111	51	Director	10-10-94
George O'Keeffe, C.P.A. Pier 9, Suite 104 Embarcadero San Francisco, California 94111	57	Director	10-10-94
B. Eugene Waite Pier 9, Suite 104 Embarcadero San Francisco, California 94111	64	Director	03-10-95
David L. Nelson Pier 9, Suite 104 Embarcadero San Francisco, California 94111	56	Vice President & Director	11-08-96

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933. Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and have qualified.

Bruce A. Pastorius was elected President, Chief Executive Officer, and Chairman on October 10, 1994. From 1993 to October 10, 1994, Mr. Pastorius was a co-founder, officer, and director of Holographic Credit Card, Inc. From 1980 to October 10, 1994, Mr. Pastorius was employed by SDI USA, Inc. ("SDI") of San Mateo, California, an international supplier of "niche" systems software for IBM mainframe computers.

In his employment with SDI, he served as Senior Sales Representative from 1980 to 1982, Branch Manager for Midwest District from 1982 to 1984, Western Regional Manager from 1985 to 1988, Director of Marketing from 1988 to 1992, and Marketing Manager from 1992 to 1994. In these capacities he developed over 15 years of sales and marketing management experience and brings innovative niche solutions to commercial and government marketplaces. He holds a Bachelor of Science Degree in Business Administration from the University of Minnesota (1980) with emphasis on Marketing, Business Law, and Entrepreneurial Ventures.

James D. Homer was elected Secretary, Treasurer, and Director on March 10, 1995. From 1993 to the present, Mr. Homer has been Manager of Western Area Regional Channel Operations at International Business Machines, Inc. in San Francisco, California. From 1989 to 1993, Mr. Homer was Manager of the Central California Sales Offices in Fresno and Modesto, California for International Business Machines, Inc. From 1981 from 1989, Mr. Homer was employed by International Business Machines, Inc. in marketing and sales capacities. He holds a Master of Business Administration Degree from the University of Minnesota with emphasis on Management Strategy and Marketing (1981) and a Bachelor of Science Degree in Business Administration from the University of Minnesota (1979) with emphasis on Finance and Economics.

Dr. Joseph S. Barbanell, Ph.D., was elected a Director on October 10, 1994. From 1993 to October 10, 1994, Dr. Barbanell was a co-founder, officer, and director of Holographic Credit Card, Inc. From 1989 to 1992, Dr. Barbanell served as Vice President - Research and Development at DZ Company of Concord, California where he designed and patented four laser-based devices. Prior to his immigration to the United States in 1989, Dr. Barbanell held various technical, development, and educational positions at Leningrad Chemical Research Institute and Central Optical Research Institute in Leningrad, U.S.S.R. He holds a Doctor of Philosophy Degree in Coherent Processing and Holography and a Master of Science Degree in Communications Systems and Mathematics from the Institute of Radioengineering, St. Petersburg, Russia. He has published over 100 articles and papers and has 13 Russian Invention Certificates, 7 U.S. patents, and 9 U.S. patents pending.

George O'Keeffe, C.P.A., was elected a Director on December 10, 1994. From January 1994 to the present, Mr. O'Keeffe has been Managing Director of Pacific Rim Technologies, Ltd. of Hong Kong with direct involvement in consulting with small and medium-sized companies negotiate and establish distributor, joint venture, and franchise relationships, raise capital, and develop marketing programs. From July 1991 to January 1994, Mr. O'Keeffe was President and principal stockholder of Pacific Rim Associates, Inc., a consulting firm engaged in assisting small and medium-sized companies in joint venture, franchise, and marketing programs in the Pacific Rim area. From July 1988 to July 1991, Mr. O'Keeffe was a Marketing Manager at Perot Systems Corporation with responsibility for marketing efforts to the energy industry.

Mr. O'Keeffe holds a Bachelor's Degree in History from the University of Notre Dame, South Bend, Indiana (1962), a Bachelor of Science Degree in Accounting from Chaminade University (1975), and a Masters Degree in International Management (Thunderbird), with honors, from the American Graduate School of International Management (February 1977). Mr. O'Keeffe is also a Certified Public Accountant.

B. Eugene Waite, was elected a Director on March 10, 1995. From 1992 to the present, Mr. Waite has been Director of Finance for the city of Rio Rancho, New Mexico. From 1990 to 1992, Mr. Waite operated his own consulting business. From 1987 to 1989 Mr. Waite was Director of Contracts Management for Honeywell Avionics (of Albuquerque, New Mexico). From 1980 to 1987, Mr. Waite was Director of Finance and Controller for Honeywell Avionics (of Albuquerque, New Mexico). Mr. Waite holds a Bachelor of Science Degree in Business Administration from Duquesne University, Pittsburgh, Pennsylvania.

David L. Nelson, was elected Vice President and Director on November 8, 1996. Mr. Nelson is currently a co-founder of Optima Financial, Inc. ("OFI"), a financial consulting firm based in San Francisco, California. Mr. Nelson's background includes expertise in investment banking, corporate financing, corporate formations, and reorganizations, public offerings, and start-up companies. He also has over 20 years experience as a real estate broker, developer, and mortgage lender throughout the U.S., Hawaii, Tahiti,m Costa Rica, Jamaica, and Mexico. He has developed over 1,000 sub-division lots, 300,000 square feet of commercial space, 150,000 square feet of warehouse and office space, over 500 acres of grape vineyards, and a 1,000 acre oceanfront resort in Mexico. He has also been co-founder, director, and general counsel for three start-up technology companies. Prior to beginning these entrepreneurial activities, Mr. Nelson spent two years as an attorney with U.S. Leasing Corp. of San Francisco, California and two years with the San Francisco Tax and Audit Department of Deloitte Touche (formerly, Touche Ross & Co.). Mr. Nelson holds a Bachelor of Science Degree in Business Administration (Statistics) from the University of Colorado, Boulder Colorado (1963) and a PhD. in Law from the University of California Hastings College of Law (1966). He is currently an inactive member of the State Bar of California and a licensed real estate broker.

AGREEMENTS WITH SRI INTERNATIONAL

Warrant Granted SRI

On November 8, 1996, the Company's Board of Directors approved a research agreement (the "Research Agreement") with SRI International, Inc. of Menlo Park, California ("SRI") and, subject to the terms of the Research Agreement, a grant of a 375,000 share Common Stock Purchase Warrant to SRI (the "SRI Option").

The SRI Option is exercisable for the purchase of 375,000 shares of the Company's Common Stock at an exercise price of $0.50 per Common Share for a period of three years from and after September 23, 1996.

The SRI Option is redeemable, at any time, in whole or in part, at the Company's election and upon 30 days notice, upon payment of $0.67 per warrant redeemed.

Research Agreement With SRI

On April 18, 1997, the Company entered into a seven month research agreement (the "Research Agreement") with SRI International ("SRI") of Menlo Park, California. Under the terms of the Research Agreement, SRI is to be paid an aggregate of $420,000 and in exchange, SRI is to: (i.) develop engineering prototypes of the Company's proprietary fingerprint lock devices; and (ii.) conduct research in connection with the finalization of prototyping, blueprinting and design for mechanical, electrical, and optical engineering for the Company's planned mass sub-contract production of the Company's "Realscan 2000" fingerprint capture device without compromising image recognition standards and connectibility options which may allow integration into anticipated and existing fingerprint recognition systems.

The Company believes that the research conduct by SRI will assist the Company in developing design and manufacturing protocols to achieve lower manufacturing costs for the planned sub-contract mass production of the Company's planned "Realscan 2000" fingerprint capture device without compromising image recognition standards and connectibility options which may allow integration into anticipated and existing fingerprint recognition systems.

EMPLOYEES & PROPERTY

Employees

The Company has one full-time employee, including its one full-time officer, Bruce A. Pastorius, President, CEO, and Chairman who currently serves without compensation.

Property

The Company uses 568 square feet and the shared use of an additional 508 square feet of conference area office space and 414 square feet of bay front deck at Pier 9, Suite 104 Embarcadero, San Francisco, California 94111 as its principal office under a six month lease which terminates on January 15, 1998. The Company's rental payments for these facilities total $1,420 per month with the Company also obligated to pay for 53% of the cost of allocated utilities.

On June 30, 1997 the Company also purchased certain holographic equipment and sub-leased holographic laboratory facilities located in Boulder Creek, California. This laboratory is to serve as an internal research facility and provide the capability for the Company to generate revenues from the sale of holographic optical elements directly to licensees.

EXECUTIVE COMPENSATION

The following table shows for the fiscal year ended December 31, 1996, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for the year, to the Chief Executive Officer and the executive officers and directors of the Company for the 1996 fiscal year.

		Annual Compensation			
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Compensation	Shares Underlying Options (#)
Bruce A. Pastorius, President, CEO & Chairman Pier 9, Suite 104 Embarcadero San Francisco, California 94111	1996	$0	$0	$0	n/a
James D. Homer, Secretary, Treasurer & Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	1996	$0	$0	$0	n/a
Dr. Joseph S. Barbanell, Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	1996	$0	$0	$0	n/a
George O'Keeffe, C.P.A. Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	1996	$0	$0	$0	n/a
B. Eugene Waite Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	1996	$0	$0	$0	n/a
David L. Nelson Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	1996	$0	$0	$0	n/a
Totals for 1996 for all Directors & Officers (6 persons):		$0	$0	$0	n/a

Footnote on following page

Footnote from prior page:
* The dollar value of perquisites and other personal benefits was less than the reporting thresholds established by the Securities and Exchange Commission.

Although no director's fees were paid or incurred during 1994, 1995, and 1996 the Company may increase or change officer and director salaries at any time.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership as of September 6, 1997 of the Company's Common Stock, by any person who is known to the Company to be the beneficial owner of more than 5% of the Company's voting securities and by each Director and by Officers and Directors of the Company as a group. As of September 6, 1997 the Company had outstanding only one class of Common Stock with a total of 21,962,125 Common Shares.

	If Maximum Offering(3)		For Minimum Offering(4)	
Name and Address	No. of Shares	Percentage of Class	No. of Shares	Percentage of Class
Bruce A. Pastorius, (1)(2) President, CEO & Chairman Pier 9, Suite 104 Embarcadero San Francisco, California 94111	9,245,000	38.58%	9,245,000	41.72%
Joseph S. Barbanell, Ph.D. Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	2,000,000	8.35%	2,000,000	9.02%
James D. Homer, Secretary, Treasurer & Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	250,000	1.04%	100,000	.45%
B. Eugene Waite Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	10,000	.04%	10,000	.05%
David L. Nelson Vice President & Director Pier 9, Suite 104 Embarcadero San Francisco, California 94111	50,000	0.21%	50,000	.23%
Total for All Officers & Directors (6 persons)	11,555,000	48.22%	11,555,000	51.47%

Footnotes on following page

Footnotes from prior page:

(1) Includes shares of the Company's Common Stock held by family members of Mr. Pastorius and for which Mr. Pastorius may have influence or control.

(2) Does not include 2,140,000 shares of the Company's Common Stock issuable to Mr. Pastorius in connection with the Company's purchase of certain patent rights. (See "Agreement With Officer.")

(3) Assumes that all of the 10,000 Preferred Shares issuable under the Maximum Offering are converted into 2,000,000 shares of the Company's Common Stock with the result that 23,962,125 shares of the Company's Common Stock will be outstanding. Does not include the exercise of any Warrants.

(4) Assumes that all of the 1,000 Preferred Shares issuable under the Minimum Offering are converted into 200,000 shares of the Company's Common Stock with the result that 22,162,125 shares of the Company's Common Stock will be outstanding. Does not include the exercise of any Warrants.

CERTAIN TRANSACTIONS

On May 23, 1994, Bruce A. Pastorius, the Company's President formed Holographics, Inc., a Nevada corporation ("Holographics"), and became the sole shareholder and director.

On May 27, 1994, Holographics entered into an Agreement and Plan of Reorganization with the Company to effect a reverse merger wherein Holographics exchange all of its 1,600,000 shares of its outstanding common stock for 16,000,000 shares of the Company's Common Shares after the Company effect a 1 for 4 reverse split of the Company's Common Shares.

On October 12, 1994, the Company's President, Bruce A. Pastorius, assigned all right, title, and interest held to: (i.) Patent No. 5,095,194 issued March 10, 1992 for *Holographic Credit Card With Automatic Authentication and Verification* and (ii.) Patent Application filed July 27, 1993 for *Method and System for Multiple Access Holographic Card* to Holographics, in exchange for Holographics' issuance of 1,400,000 shares of its common stock to Mr. Pastorius and to complete the terms of the reverse merger.

On March 17, 1995, Joseph S. Barbanell, Ph.D., a Director of the Company, assigned to the Company's President, all right, title, and interest held by Dr. Barbanell to: (i.) Letters Patent No. 5,095,194 issued March 10, 1992 and entitled *Holographic Credit Card With Automatic Authentication and Verification*; (ii.) Letters Patent No. 5,138,468 issued August 11, 1992 and entitled *Keyless Holographic Lock*; and (iii.) Patent Application filed July 27, 1993 and entitled *Method and System for Multiple Access Holographic Card*. As consideration for this assignment, Dr. Barbanell received 2,000,000 Common Shares previously issued to the Company's President, Bruce A. Pastorius and a personal note (the "Note"), from Mr. Pastorius. The Note provides that in the event of any default on the Note, the prior assignment of the patents is not changed or amended in any way.

On May 24, 1995, the Company's President, Bruce A. Pastorius, acquired by assignment from Dan Cifelli and Gary Zellerbach (formerly DZ Company), the remaining rights to Patent No. 5,138,468 *Keyless Holographic Lock*. As consideration for this assignment, Mr. Cifelli and Mr. Zellerbach each received: (i.) 70,000 Common Shares from Common Shares previously issued to Bruce A. Pastorius and (ii.) a promissory note in the amount of $20,000 from Mr. Pastorius. Each of these notes provides that in the event of any default, the prior assignment of the patent is not changed or amended in any way.

On November 8, 1996 the Company's Board of Directors approved the issuance of a Promissory Note issued to the Company's President in the amount of $60,000 (the "Note") in exchange for Mr. Pastorius's advance of monies to the Company by Mr. Pastorius aggregating $60,000. The Note was increased to $82,000 on December 29, 1996 after Mr. Pastorius advanced additional monies to the Company. The Note has a short term and carries no interest.

On November 8, 1996, the Company's Board of Directors approved an agreement with the Company's President, Bruce A. Pastorius, under which Mr. Pastorius has agreed to assign all remaining right, title, and interest to Patent No. 5,138,468 *Keyless Holographic Lock* and the Company agreed to pay Mr. Pastorius $250,000 in January 1998 for repayment of monies and stock paid to acquire those rights. The Board of Directors also approved the Company's issuance of 2,140,000 Common Shares to Mr. Pastorius. (See "Agreement With Officer").

On November 8, 1996, the Company's Board of Directors approved a research agreement (the "Research Agreement") with SRI International ("SRI") and, subject to the terms of the Research Agreement, a grant of a 375,000 share Common Stock Purchase Warrant to SRI (the "SRI Option"). The SRI Option is exercisable for the purchase of 375,000 shares of the Company's Common Stock at an exercise price of $0.50 per Common Share for a period of three years from and after September 23, 1996. The SRI Option is redeemable, at any time, in whole or in part, at the Company's election and upon 30 days notice, upon payment of $0.67 per warrant redeemed.

On December 29, 1996, the Company's Board of Directors voted to issue a Promissory Note to the Company's President, Bruce A. Pastorius, for an additional $22,000 with the result that the Company was indebted to Mr. Pastorius for an aggregate of $82,000. The Note has a short term and carries no interest.

PRIOR AGREEMENT WITH SAN JOSE STATE UNIVERSITY FOUNDATION

The Company previously entered into agreements for research, prototype development, and consulting services (the "Agreement") with San Jose State University Foundation (the "Foundation"). This Agreement was subsequently terminated by the Company.

The Agreements provided that the Foundation provide the Company with consulting services in connection with the Company's technologies related to "Miniaturization of Real Time Fingerprint Detection System." Under the terms of the Agreement, which began on October 1994, the Company received certain services in exchange for payments in cash and additional incentives of shares of the Company's Common Stock for specific performance in delivery of prototype devices and letters patent.

Through these agreements, the Company has agreed and paid the Foundation an aggregate amount exceeding $162,500 and provide an amount not to exceed 2,000,000 shares of the Company's Common Stock. The Foundation acquired no intellectual property rights in connection with the services it provided the Company. All such rights remained and were retained by the Company.

APPLICATION OF QUASI-CALIFORNIA CORPORATION STATUTE

The Company is a Nevada corporation. Under Section 2115 of the California General Corporation Law, foreign corporations which have holders of fifty percent or more of their outstanding voting securities with addresses in California and fifty percent or more of their business operations in California (as calculated pursuant to that section) are subject to certain significant aspects of California corporate law regardless of the fact that such corporations are not incorporated in California. The California General Corporation Law provisions which will govern the company's affairs are both procedurally and substantively different from parallel Nevada Business Corporation Law provisions including, among other things, provisions covering cumulative voting and indemnification of officers and directors. Those provisions which are similar may be subject to varying judicial interpretation.

In general, corporations with 800 or more stockholders and listed on a national securities exchange certified by the Commissioner of Corporations (presently, the New York and American Stock Exchanges) or qualified for trading as national market securities on the National Association of Securities Dealers Automated Quotation System (NASDAQ-NMS) are exempt from the requirements of Section 2115. As of May 18, 1996, most of the Company's shares of Common Stock are held by stockholders of record with California addresses.

Since the Company currently meets both the shareholder residence test and the tax-factor test and the Company presently does not meet the exceptions provided under Section 2115(e), numerous provisions of the Nevada Business Corporation Law are likely to be applied to the exclusion of the provisions of the Nevada Business Corporation Law. These include and are not limited to provisions requiring an annual meeting of shareholders, mandatory availability of cumulative voting in elections of directors, limitations on sale of assets, limitations on mergers, dissenters' rights, rights of shareholder inspection of books and records, and other provisions.

Description of Units Offered:

A total of 100 units are being offered hereby. The minimum purchase is one (1) Unit, however the Company may, at its discretion, allow the sale of less than one unit. Each Unit consists of 100 Shares of the Company's Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock (par value $0.001), 20,000 Class A Common Stock Purchase Warrants ("A Warrants"), and 20,000 Class "B" Common Stock Purchase Warrants. The price of each Unit is $10,000.

Series A Preferred Stock

The Company has designated 100,000 shares of the Company's 25,000,000 authorized shares of Preferred Stock (par value $0.001 per Share) as Series A 12% Non-Voting Convertible Callable Preferred Stock (the "Preferred Shares").

A total of 10,000 Shares of the Company's Preferred Shares are offered hereby. Each Preferred Share has a face value of $100 per share (the "Face Value"). The Preferred Shares are non-voting shares and the holders of the Preferred Shares will have no right to vote on matters that may be submitted or presented to the Company's Common Shareholders. The holders of the Preferred Shares (the "Holders") shall be entitled to receive an annual dividend, payable in additional Preferred Shares (par value $0.001) equal to twelve percent (12.00%) of the Face Value of each Preferred Share (the "Dividend Yield"). Dividends shall be payable in two equal semi-annual payments on June 30th and December 31st (the "Dividend Dates") of each year from and after issuance.

The dividends are payable in the form of additional Preferred Shares (the "Share Dividend"). The annual amount of any Share Dividends paid on the Preferred Shares shall be computed by assigning the arbitrary value of $100.00 to each Preferred Share distributed as a Share Dividend. The number of Preferred Shares paid as a Share Dividend to any Holder shall be equal to the Dividend Yield (computed using the Face Value of the shares held by any Holder on the Dividend Date) so that the Holder shall receive, on an annual basis and payable on the Dividend Dates, an amount of Preferred Shares (valued at $100.00 per Preferred Share) equal to the Dividend Yield multiplied by the Face Value of the Preferred Shares held on the Dividend Dates and pro rated from the date of the last Dividend Date, if any and for the period during which the Preferred Share is held. In the event of any fractional Share Dividends, the amount of any such fraction shall be rounded up to the next whole share.

Any dividends that are not paid shall accumulate until paid. In the event that any or all dividends payable to the holders of the Preferred Shares remain unpaid, no additional rights or privileges shall accrue to the holders thereof. Any dividends that remain unpaid on any Preferred Shares shall accumulate and shall accrue to the holders (the "Holders") of the Preferred Shares.

The Company has the right to redeem the Preferred Shares (the "Right of Redemption"). The Preferred Shares may be called and redeemed, in whole or in part, by the Company, at any time, and from time to time, after issuance and upon thirty (30) calendar days written notice (the "Redemption Notice") to each Holder at a redemption price of 110% of Face Value on the date fixed for redemption (the "Redemption Date").

For purposes of establishing the date of the Redemption Notice, the date of the Redemption Notice shall be deemed the date of the post-mark, by first class U.S. Mail, of the Company's notice of its intention to redeem the Preferred Shares as addressed to the Holder, at the Holder's last known address. The Redemption Notice shall inform the Holder of the Redemption Date and any reasonable procedures the Company establishes in connection with the redemption. No provisions shall be made for any sinking fund for the Preferred Shares.

Subject to the Company's Right of Redemption as provided above, each Preferred Share is convertible into two hundred (200) shares of the Company's Common Stock. Any Holder of the Preferred Shares may elect conversion (the "Conversion Right") of any number of the Preferred Shares so held by remitting the certificate evidencing ownership of the shares together with a signed irrevocable stock transfer power, with signature guaranteed, to the Company requesting and specifying the number of shares that the Holder seeks to convert into the Company's Common Stock (the "Conversion Request").

In the event that the Company exercises its Right of Redemption for all or any portion of the issued and outstanding Preferred Shares, any Holder seeking to exercise his or her Conversion Right for all or any portion of the Preferred Shares so held, must deliver the Conversion Request, no later than 5:00 P.M., San Jose, California time, to the Company at the Company's then existing address together with the certificate evidencing the Holder's ownership of the Preferred Shares and a request, with the signature of the Holder guaranteed, requesting that the Preferred Shares (or any portion of them) so submitted to the Company, be converted into the Company's Common Stock. The Conversion Right may be exercised at any time prior to 5:00 P.M. of the Redemption Date. Any rights to convert the Preferred Shares into the Common Stock of the Company shall expire to the extent that the Conversion Right is not exercised prior to the Redemption Date.

The Preferred Shares have no voting rights and no sinking fund has or will be established to provide for dividends or the repurchase of the Preferred Shares. The Preferred Shares offered hereby and the Common Shares issuable upon any conversion of the Preferred Shares carry no registration rights. All of the Preferred Shares are restricted securities as that term is defined under the Securities Act of 1933, as amended.

The "A" Warrants

A total of 2,000,000 Class A Common Stock Purchase Warrants (the "A Warrants") are offered hereby. Each A Warrant entitles the holder (the "A Warrantholder"), to purchase one share of the Company's Common Stock ($0.001 par value) at any time, and from time to time, at an exercise price of $1.00 per share. The A Warrants expire on February 28, 1998 at 5:00 P.M., San Francisco, California time (the "A Warrant Expiration Date"). Any rights to purchase shares of the Company's Common Stock subject to the A Warrants, will expire to the extent such A Warrants are not exercised prior to the A Warrant Expiration Date.

The Company has the right at any time, to call the A Warrants for redemption, in whole or in part, upon 30 calendar days written notice, at a redemption price of $0.01 per A Warrant. The above description is qualified in its entirety by the provisions describing the A Warrant in Exhibit A below.

No purchase of the Company's Common Stock arising out of the exercise of the Company's A Warrants may originate or be accepted in any jurisdiction in which the Offering of these Units has not been qualified.

The "B" Warrants

A total of 2,000,000 Class B Common Stock Purchase Warrants (the "B Warrants") are offered hereby. Each B Warrant, entitles the holder (the "B Warrantholder"), to purchase one share of the Company's Common Stock ($0.001 par value) at any time, ~~and from time to time~~, at an exercise price of $2.00 per share. The B Warrants expire of August 31, 1998 at 5:00 P.M., San Francisco, California time (the "B Warrant Expiration Date"). Any rights to purchase shares of the Company's Common Stock subject to the B Warrants, will expire to the extent such B Warrants are not exercised prior to the B Warrant Expiration Date.

The Company has the right at any time, to call the B Warrants for redemption, in whole or in part, upon 30 calendar days written notice, at a redemption price of $0.01 per B Warrant. The above description is qualified in its entirety by the provisions describing the B Warrant in Exhibit B below.

No purchase of the Company's Common Stock arising out of the exercise of the Company's B Warrants may originate or be accepted in any jurisdiction in which the Offering of these Units has not been qualified.

The Common Stock

The authorized Common Stock of the Company consists of 100,000,000 Common Shares (par value $0.001 per share). As of September 6, 1997, there were a total of 21,962,125 common shares outstanding. The holders of the Company's Common Shares are entitled to one vote per share on all matters to be voted on by stockholders. (However, if California law is applicable, cumulative voting must be permitted. (See "Application of Quasi-California Corporation Statute.") Holders of Common Stock are entitled to receive dividends subject to the rights of the Preferred Shares and if declared by the Company's Board of Directors. Except for certain extraordinary matters as defined below, the approval of proposals submitted to shareholders at a meeting requires a favorable vote of the majority of the shares voting.

This Offering will terminate on November 30, 1997 (unless extended by the Company for an additional 90 days). This Offering is being conducted on a "best efforts" basis by the Company. All monies received through the sale of the Units hereby shall be released to the Company for use as described herein.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the federal income tax considerations which may be relevant to a Subscriber concerning the purchase, ownership, and disposition of the Preferred Shares and Warrants offered hereby. However, because this Memorandum does not discuss every possible aspect of federal, state, local or foreign tax law that could affect the tax consequences of a Subscriber's purchase of the Shares of the Company's Common Stock and because the Internal Revenue Code of 1986, as amended ("Code"), existing judicial decisions, administrative regulations, rulings, and practice, on which this discussion is based, could be changed retroactively, this analysis cannot be, and is not intended as, a substitute for careful tax planning. The discussion below does not purport to deal with the federal tax consequences applicable to all categories of Subscribers ("Shareholders"), some of whom may be subject to special rules.

In particular, the discussion does not deal with persons in special tax situations, such as dealers in securities, insurance companies, banks, regulated investment companies, real estate mortgage investment conduits, or non-U.S. persons.

NO OPINION OF COUNSEL OR RULING FROM THE IRS WILL BE REQUESTED WITH RESPECT TO ANY TAX MATTER CONCERNING THE OFFERING. SUBSCRIBERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS, ATTORNEYS OR ACCOUNTANTS CONCERNING THEIR OWN TAX SITUATION AND POTENTIAL CHANGES IN THE APPLICABLE LAW. (See "RISK FACTORS.")

1. Sale of a Preferred Share. If a Preferred Share is sold, the Holder will generally recognize gain or loss equal to the difference between the amount realized on the sale or redemption and the Shareholder's adjusted basis in the . A Holder's adjusted basis in a Preferred Share generally will equal the cost of the Preferred Share to the Holder, increased by amounts of original issue discount or market discount includable in income by the Shareholder with respect to such Preferred Share and decreased by any payments (other than qualified periodic interest payments) received with respect to such Share. Except as provided below (and except to the extent that any portion of the amount realized represents accrued interest which will be taxable as such), any gain or loss will be capital gain or loss. Generally, any such gain or loss would be capital gain or loss, provided the Share is held as a "capital asset" within the meaning of Section 1221 of the Code. Individuals are subject to a federal income tax rate on long-term capital gains.

The maximum federal income tax rate applicable to the income of individuals is 39.6% and the maximum alternative minimum tax rate for non-corporate taxpayers is 28%. The maximum federal income tax rate applicable to corporations is 35%. Any capital loss incurred on the sale or redemption of the Preferred Shares would be deductible by a Shareholder only to the extent of such Shareholder's aggregate capital gains plus $3,000 of ordinary income in the case of Holders other than a corporation. The capital gain or loss would be long term if a Shareholder held the Share for more than one year.

2. <u>State and Local Taxation</u>. In addition to the federal income tax considerations described above, subscribers should consider potential state and local tax consequences of an investment in the Preferred Shares. A Shareholder's taxable income generally will be required to be included in determining the Shareholder's reportable income for state or local tax purposes in the jurisdiction in which the Shareholder is a resident.

Depending upon applicable state and local laws, tax consequences which are attributable to Shareholders for federal income tax purposes may not be the same for state or local purposes. In particular, subscribers should be aware that many states have not enacted state tax provisions similar to the recent revisions of federal tax law.

3. <u>Foreign Investors</u>. Subscribers who are either non-resident alien individuals, foreign corporations or other non-United States persons not engaged in a trade or business within the United States should consult their tax advisors on the U.S. and foreign tax consequences of investing in the Shares.

THE FOREGOING IS ONLY A SUMMARY OF THE MORE PERTINENT PROVISIONS OF THE CURRENT FEDERAL TAX LAW RELATING TO THE TRANSACTIONS DESCRIBED IN THE MEMORANDUM. THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OR A SUBSTITUTE FOR CAREFUL TAX PLANNING. IN ADDITION, THE ANALYSIS DOES NOT DISCUSS THE POSSIBLE COMPLEX ESTATE OR GIFT TAX CONSEQUENCES RELATED TO THIS OFFERING. ACCORDINGLY, SUBSCRIBERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THEIR OWN TAX SITUATION AND THE EFFECTS OF THIS OFFERING.

PLAN OF DISTRIBUTION

General

All proceeds, if any, received by the Company from the sale of Units as provided by this First Amendment are to be deposited in the Company's general bank accounts. No escrow account is or will be established in connection with this Offering and all funds received by the Company will be held and received by the Company.

The Company will make available during the course of this Offering to each Subscriber and his qualified Purchaser Representative the opportunity to ask questions of, and receive answers from, the officers of the Company concerning the Company, the Preferred Shares, the A Warrants, the B Warrants, the terms of this Offering, or any other related matters. In addition, the Company will provide any additional information, to the extent it possesses such information or can obtain it without unreasonable effort or expense, necessary to verify the accuracy of the information contained in this Memorandum.

Placement Manager and Broker-Dealers

The Company may retain the services of one or more broker-dealers registered with the National Association of Securities Dealers, Inc. ("NASD"), to act as placement managers for the Offering and to assist in the solicitation of the sales of the Preferred Shares through one or more registered selling agents on a "best efforts" basis.

The Company anticipates that if a broker-dealer is retained, it will pay a placement fee of ten percent (10%) of each accepted subscription payable from the subscription proceeds to the Placement Manager (who, in turn, will be obligated to pay any selling commissions to selling agents). The Placement Manager may receive a non-accountable expense allowance of up to three percent (3%) on each accepted subscription. In the event that the Company is not able to secure the services of one or more broker-dealers registered with the National Association of Securities Dealers, Inc. ("NASD"), to act as placement managers for the Offering, the Units offered hereby will be offered and sold by the Company's officers and directors who will not receive any compensation therefore.

Subscription Method

Each prospective investor must execute a receipt upon receiving a copy of the Memorandum. Prospective investors wishing to purchase notes must complete and execute the Subscription Documents comprised of the Investor Questionnaire and Investment Agreement, and, if necessary, a Purchaser Representative Questionnaire. The prospective investors shall deliver completed Subscription Documents, along with a check made payable to "Advanced Precision Technology, Inc." in the amount of the proposed purchase ("Subscription Check"), to Advanced Precision Technology, Inc., Pier 9, Suite 104 Embarcadero, San Francisco California 94111.

Upon receipt, the Company will review all Subscription Documents and either approve or reject the subscription. If the Company rejects a subscription, it shall return the Subscription Documents and Subscription Check. In the event the Company approves the Subscriber, it shall, within fifteen (15) days from receipt of the Subscriber's check and Subscription Documents, inform the Subscriber and issue Preferred Shares, A Warrants, and B Warrants to the Subscriber. In the event that the Company completes arrangements to secure the services of a Placement Manager registered with the NASD, the Placement Manager will, upon receipt of the Subscription Documents and the Subscriber's check, accept or reject any proposed subscription and if accepted, deliver the Subscription Documents to the Company for its review and acceptance or rejection. Upon receipt, the Company will inform the Placement Manager of its decision and Preferred Shares, A Warrants, and B Warrants will be issued as stated above.

In the event the Company rejects a subscription, it shall return the Subscription Documents to the Placement Manager which will return them to the rejected Subscriber along with the Subscription Check directly to the rejected Subscriber.

This Offering will terminate on November 30, 1997 unless extended for an additional 90 days by action of the Company's Board of Directors.

REPORTS TO SHAREHOLDERS

The Company intends to provide each Shareholder a copy of its annual audited financial statements within one hundred twenty days (120) days after the end of each fiscal year. The financial statements shall disclose the Company's operations for the immediately preceding fiscal year. The Company's fiscal year begins on January 1st and ends on December 31st of each year.

EXPERTS

The annual financial statements of the Company and related notes which are included in this Memorandum have been examined by Arthur Korn, Independent Certified Public Accountant, Walnut Creek, California and have been so included in reliance upon the opinion of such accountant given his authority as an expert in auditing and accounting.

TRANSFER AGENT

The Company intends to serve as the transfer agent for the Series A 12% Cumulative Convertible Callable Preferred Stock, the A Warrants and the B Warrants offered hereby. The transfer agent for the Company's Common Stock is Merit Stock Transfer, 68 South Main Street, Suite 607, Salt Lake City, Utah 84104.

GLOSSARY

1. ***APrinT System.*** The Company's trademarked system incorporating biometric fingerprint capture, storage, and real time verification of fingerprint images.

2. ***Biometric Technology.*** The identification of an individual through the individual's unique physical characteristics.

3. ***Smart Card.*** A plastic card containing a computer chip on which identification, medical history, financial data, and similar information is stored for retrieval and use.

ARTHUR KORN
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Advanced Precision Technology, Inc.

I have audited the accompanying balance sheet of Advanced Precision Technology, Inc. (a development stage company) as of December 31, 1996 and 1995 and the related statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996 and for the period January 1, 1993 (inception of development stage activities) to December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Precision Technology, Inc. at December 31, 1996 and 1995 and the results of operation, and cash flows for each of the three years in the period ended December 31, 1996 and for the period January 1, 1993 (inception of development stage activities) to December 31, 1996, in conformity with generally accepted accounting principles.

Arthur Korn CPA

Walnut Creek, California
March 28, 1997

ADVANCED PRECISION TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET

	December 31, 1996	December 31, 1995
ASSETS		
CURRENT ASSETS:		
Cash	$ 21,138	$ 51,659
Total Current Assets	21,138	51,659
FIXED ASSETS:		
Equipment	19,765	5,155
Accumulated depreciation	9,040	3,678
	10,725	1,477
OTHER ASSETS:		
Patents, net of accumulated amortization of $28,610 in 1996 and $11,376 in 1995	1,049,382	92,470
Organization expense, net of amortization of $3,357 in 1996 and $2,238 in 1995	2,240	3,359
	1,051,622	95,829
	$1,083,485	$ 148,965
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 70,962	$ 4,253
Notes payable	82,000	
Total Current Liabilities	152,962	4,253
LONG TERM DEBT:		
Note payable	785,000	
STOCKHOLDERS' EQUITY:		
Preferred stock, authorized 25,000,000 shares, issued and outstanding - none		
Common stock, $.001 par value; authorized 100,000,000 shares, issued and outstanding: 1996 - 20,862,125 shares 1995 - 19,994,625 shares	20,862	19,995
Additional paid-in capital	826,139	615,926
Accumulated deficit December 31, 1992	(258,205)	(258,205)
Deficit accumulated during development stage	(443,273)	(233,004)
	145,523	144,712
	$1,083,485	$ 148,965

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS

	Year Ended December 31, 1996	1995	1994	Cumulative During Development Stage
EXPENSES:				
Research and development	$ 91,449	$ 70,243	$ 55,743	$ 228,435
Marketing	47,265	26,798	31,468	106,233
Administrative	47,840	19,711	47	67,598
Depreciation and amortization	23,715	8,515	6,237	41,007
NET LOSS	$(210,269)	$(125,267)	$(93,495)	$(443,273)
LOSS PER SHARE	$ (.009)	$ (.007)	$ (0.05)	

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit December 31, 1992	Deficit Accumulated During Development Stage
BALANCE DECEMBER 31, 1993	--	$ 17,995	$276,789	$(258,205)	$ (14,242)
Contributions to capital			108,828		
Net loss					(97,495)
BALANCE DECEMBER 31, 1994	--	17,995	385,617	(258,205)	(107,737)
Proceeds from sale 2,000,000 shares of common stock		2,000	199,536		
Contributions to capital			30,773		
Net loss					(125,267)
BALANCE DECEMBER 31, 1995	--	19,995	615,926	(258,205)	(233,004)
Proceeds from sale of 167,500 shares common stock		167	36,133		
650,000 shares issued in connection with patent rights		650	161,850		
50,000 shares issued in connection with patent work		50	12,230		
Net loss					$(210,269)
BALANCE DECEMBER 31, 1996	--	$ 20,862	$826,139	$(258,205)	$(443,273)

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS

	Year Ended December 31, 1996	1995	1994	CUMULATIVE DURING DEVELOPMENT STAGE
CASH PROVIDED BY (USED IN) OPERATIONS				
Net loss	$(210,269)	$(125,267)	$(93,495)	$(443,273)
Adjustments to reconcile net loss to cash used in operations:				
Depreciation and amortization	23,715	8,515	6,237	41,007
Increase (decrease) in				
Prepaid expenses		1,050	(1,050)	
Accounts payable	(66,709)	(19,812)	(9,739)	70,962
NET CASH PROVIDED BY (USED IN) OPERATIONS	(119,845)	(135,514)	(98,047)	(331,304)
CASH USED IN INVESTING ACTIVITIES				
Investments in patents	(14,366)	(45,557)	(420)	(118,212)
Organization expense			(5,597)	(5,597)
Equipment	(14,610)	(88)	(4,255)	(19,765)
NET CASH USED IN INVESTING ACTIVITIES	(28,976)	(45,557)	(10,272)	(143,574)
CASH PROVIDED BY FINANCING ACTIVITIES				
Proceeds from issuance of common stock	36,300	201,536		237,836
Contributions to capital		30,773	108,828	176,180
Short term notes payable	82,000			82,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	118,300	232,309	108,828	496,016
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(30,521)	51,150	509	21,138
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	51,659	509	--	--
CASH AND EQUIVALENTS, END OF PERIOD	$ 21,138	$ 51,659	$ 509	$ 21,138

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DEVELOPMENT STAGE COMPANY:

The Company is in the development stage and is engaged in developing the business of producing and marketing its patent pending fingerprint capture device and its patented personalized identification cards, optical approval devices and optical enrollment device for real time fingerprint verification and authentication.

BUSINESS COMBINATIONS:

On June 17, 1994, the Company issued 16,000,000 shares of common stock, after a 1 for 4 reverse split, for all of the common stock of Holographics, Inc. This transaction was accounted for as a recapitalization, and, accordingly, the financial statements include the accounts and operations of Holographics, Inc. for all periods prior to the merger.

PATENTS:

The cost to acquire patents is capitalized and amortized on a straight-line basis over 17 years.

ORGANIZATION EXPENSE:

Costs associated with the organization of Holographics, Inc. have been capitalized and are being amortized on a straight-line basis over five years.

DEPRECIATION:

Depreciation is computed on a straight-line basis over the estimated useful lives of the assets.

RESEARCH AND DEVELOPMENT:

Research and development costs are expensed as incurred.

CASH FLOWS STATEMENT:

The Company considers investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE:

Loss per share is based on the weighted average number of common shares outstanding during the periods, after giving effect to the 1 for 4 reverse split and the shares issued for the business combination; 2,298,244 shares for the year ended December 31, 1996, 18,556,844 shares for the year ended December 31, 1995 and 17,994,625 for the year ended December 31, 1994.

NOTE 2 - INCOME TAX:

The Company has approximately $701,000 of Federal operating loss carryforwards with expiration dates through the year 2011.

NOTE 3 - PATENTS:

Patent costs include $12,280 for which the Company issued 50,000 shares of common stock in connection with patent work, and $162,500 which reflects the grant of 650,000 shares of common stock, that the Company has valued at $.25 per share, to San Jose State University Foundation in consideration of their additional waiver of patent rights for the Fingerprint Capture technology developed under a work-for-hire contract with Advanced Precision Technology, Inc. Also included is a $250,000 long-term note for purchase of additional patent assets from the Company's President (see Related Party Transactions), and $535,000 representing the value of an additional 2,140,000 shares of stock which will be issued when the note is paid.

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Notes Payable of $82,000 reflects short-term loans bearing no interest, made to the Company by its President and Director.

The long-term note payable for $250,000 (see also Patents, Note 3) results from the Company's Board of Director's approval on November 9, 1996 of the Agreement of Assignment of U.S. Patent No. 5,138,468, entitled Keyless Holographic Lock, with the Company's President. As part of this transaction the Company also received the remaining patent rights to the Holographic Credit Card Patent, that the President had acquired and now makes the Company the sole and exclusive owner of all property rights to both patents. Under the Assignment Agreement, the Company is assigned all rights to the said patents, which will be formally recorded upon payment of the non-interest bearing note prior to January 1999, and the issuance of 2,140,000 shares of the Company's Common Stock to reimburse him for personal monies and stock that he had previously paid and transferred as well as notes payable that he has outstanding from the acquisition of these complete rights and title from the former owners and assignees.

NOTE 5 - CASH FLOW STATEMENT:

There were no cash payments for interest or taxes during the periods presented. In 1996 the Company acquired patents and patent rights through the issuance of 700,000 shares of common stock valued at $174,780 and a note for $250,000 and the future issuance of 2,140,000 shares of stock valued at $535,000.

ADVANCED PRECISION TECHNOLOGY, INC.
UNAUDITED BALANCE SHEET AS OF 6/30/97

ASSETS	
CURRENT ASSETS:	
CASH	$ 116,265
Accounts Receivable	10,163
Inventory	6,259
TOTAL CURRENT ASSETS	$ 132,687
FIXED ASSETS:	
Equipment	44,029
Accumulated Depreciation	11,920
	$ 32,109
OTHER ASSETS:	
Patents, net of accumulated amortization of $60,434	1,021,520
Development, net of accumulated amortization of $4,112	160,353
Advertising, net of accumulated amortization of $1,794	34,082
Organization expense, net of accum amortization of $3,917	1,680
	$1,217,635
TOTAL ASSETS	$1,382,431
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable	$ 63,903
Notes payable	12,000
TOTAL CURRENT LIABILITIES	$ 75,903
LONG TERM DEBT:	
Notes Payable	$ 775,000
STOCKHOLDERS' EQUITY:	
Preferred stock, $100 par value; authorized 25,000,000 shares, issued & outstanding; 1997 - 1,570	$ 157,000
Common stock, $.001 par value; authorized 100,000,000 shares, issued and outstanding: 06/30/97 - 21,982,125 12/31/96 - 20,862,125	21,982
Additional paid-in capital	1,105,019
Accumulated deficit	(752,473)
	531,528
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,382,431

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.
UNAUDITED STATEMENT OF OPERATIONS AS OF 6/30/97

	6 MONTHS ENDED 6/30/97
REVENUES:	
License Fees	$ 50,000
Scanner Product Sales	6,555
HOE Product Sales	4,250
TOTAL REVENUES	$ 60,805
EXPENSES:	
Cost of Goods Sold	$ 6,653
Selling Expenses	21,928
Administrative Expenses	42,049
Depreciation & Amortization	41,170
TOTAL EXPENSES	$114,739
NET INCOME (LOSS)	$(50,995)
EARNINGS (LOSS) PER SHARE	$ (0.002)

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.
UNAUDITED STATEMENT OF CASH FLOWS AS OF 6/30/97

	6 MONTHS ENDED 6/30/97
CASH PROVIDED (USED IN) OPERATIONS:	
Net Income (Loss)	$ (50,995)
Adjustments to reconcile net loss to cash used in operations:	
Depreciation & amortization	41,170
Increase (decrease) in:	
Accounts payable	(7,059)
Accounts receivable	10,163
Inventory	6,259
NET CASH PROVIDED BY (USED IN) OPERATIONS	(462)
CASH USED IN INVESTMENT ACTIVITIES:	
Investments in patents	(4,016)
Investments in development	(164,465)
Investments in advertising	(35,786)
Notes Payable	(92,000)
Equipment	(27,144)
NET CASH USED IN INVESTMENT ACTIVITIES	(323,411)
CASH PROVIDED BY FINANCING ACTIVITIES:	
Proceeds from issuance of common stock	250,000
Proceeds from issuance of preferred stock	157,000
Short term note for equipment purchase	12,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	419,000
NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	95,127
CASH & EQUIVALENTS, BEGINNING OF PERIOD	21,138
CASH & EQUIVALENTS, END OF PERIOD	$116,265

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit
BALANCE December 31,1996	- -	$ 20,862	$826,139	$(701,478)
Proceeds from issuance of 1,000,000 shares of common stock		1,000	249,000	
120,000 shares issued in connection with consulting activities		120	29,880	
Proceeds from sale of 1,570 shares of preferred stock	157,000			
Net loss				(50,995)
BALANCE June 30,1997	157,000	$ 21,982	$1,105,019	$(752,473)

See accompanying notes.

ADVANCED PRECISION TECHNOLOGY, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
Six Months ending June 30, 1997

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business - The Company is focused upon utilizing it's proprietary technology and strategic marketing to provide low cost fingerprint capture and verification solutions for everyday use.

The Company emerged from development stage in January of 1997, by licensing it's fingerprint capture technology to Hi-Key Technologies, Inc. of Eden Prairie, MN, for a one-time license fee and royalty payments.

The Company began revenue generation in April, 1997 by supplying Hi-Key with Holographic Optical Elements (HOE's), which are critical to the operation of the licensed devices. The Company has set up distribution agreements with industry specialists to resell the fingerprint capture units produced by Hi-Key, and began receiving orders and revenue in May, 1997.

The licensed technology is based on the Company's *Prism Fingerprint Sensor Using a Holographic Optical Element*, filed 7/7/95, which was granted May 13, 1997 as U.S. Patent #5,629,764. The Company also has exclusive rights to two additional patents and four patent applications. The Company plans to continue to seek licensee's fee and royalty agreements.

The Company plans to continue to establish distribution agreements worldwide to sell fingerprint capture devices, developed by Hi-Key and others, along with software developed for the Company, and other proprietary products as they become available.

The Company has established both external and internal sources of HOE manufacturing, and will continue to pursue their use as a profit center and for customization to deter counterfeiting and give the Company the ability to track royalty revenues due.

Although the Company has had limited sales activity, with the passage of time to develop this technology, the Company is no longer considered a development stage enterprise.

Basis of Financial Statements - The accompanying financial statements have been prepared on an on-going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. Due to the lack of revenue during the preceding development stage, the Company has had an operating history of losses.

Management is of the opinion that with the continued infusion in capital, the Company can achieve profitable operations. However, no assurance can be given that the Company will be able to fully develop, establish and market the technology so as to generate profitable operations. Continuation of the Company as a going concern is dependent upon future funding.

Business Combinations - On June 17, 1994, the Company issued 16,000,000 shares of common stock, after a 1 for 4 reverse split, for all of the common stock of Holographics, Inc. This transaction was accounted for as a pooling of interests, and accordingly, the financial statements include the accounts and operations of Holographics, Inc. for all periods prior to the merger.

Patents - The cost to acquire patents is capitalized and amortized on a straight-line basis over 17 years.

Development and Advertising - The funds expended for Research and Development to create or purchase proprietary technology; and Advertising/Promotion to create image, awareness, and interest in distributing the Company's technology; are considered the Company's primary assets and will provide for the Company's future profitable operations. Therefore, expenditures for them will be capitalized over a five year period, and they will be treated as unexpired costs.

Organization Expense - Costs associated with the organization of Holographics, Inc. have been capitalized and are being amortized on a straight-line basis over 5 years.

Depreciation - Depreciation is computed on a straight-line basis over the estimated useful life of the assets.

Cash Flow Statements - The Company considers investments purchased with the maturity of three months or less to be cash equivalents. There were no cash payments for interest or taxes during the periods presented.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAX: The Company has approximately $484,000 of Federal operating loss carryforwards with expiration dates through the year 2010.

NOTE 3 - PATENTS: Prior patent costs include the issuance of restricted common stock for payment in kind for legal services and development contracts wherein stock was used in consideration of the contracted parties additional waiver of patent rights for technology developed under a work for hire contract with Advanced Precision Technology, Inc. Also included is a $250,000 long term note for purchase of additional patent assets from the Company's President (see Related Party Transactions), however the additional 2,140,000 shares of stock approved with the transaction will not be issued until the note is paid and therefore is not accounted for in these statements.

NOTE 4 - RELATED PARTY TRANSACTIONS: The long term note payable for $250,000 (see also Patents, Note 3) results from the Company's Board of Director's approval on November 9, 1996 of the Agreement of Assignment of U.S. Patent No. 5,138,468, entitled Keyless Holographic Lock, with the Company's President, Bruce A. Pastorius. As part of this transaction the Company also received the remaining patent rights to the Holographic Credit Card Patent, that Mr. Pastorius did not own at the time of the Company's formulation, and now makes the Company the sole and exclusive owner of all property rights to both letters patent. Under the Assignment Agreement, the Company is assigned all rights to the said patent, which will be formerly recorded upon payment of the non interest bearing note prior to January 1999, and the issuance of 2,140,000 shares of the Company's Common Stock to reimburse him for personal monies and stock that he had previously paid and transferred as well as notes payable that he has outstanding from the acquisition of these complete rights and title from the former owners and assignees.

EXHIBIT A

The Warrants represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred in the absence of a registration statement covering said Warrants or an opinion of counsel to the Company that such registration is not required.

SAMPLE "A" WARRANT

COMMON STOCK PURCHASE "A" WARRANT

For the Purchase of Common Stock, Par Value $0.001 per Share,
of ADVANCED PRECISION TECHNOLOGY
(Incorporated Under the Laws of the State of Nevada)

Name of Registered Owner:______________________________________

No. of "A" Warrants____________________________________(_____). Warrant to Purchase Common Stock

THIS IS TO CERTIFY, that, for value received,____________________or registered assigns (the "Holder"), is entitled, subject to the terms and conditions hereinafter set forth, on or after issuance and at any time prior to 5 P.M., San Francisco, California Time, on or before February 28, 1998 but not thereafter, to purchase such number of shares (the "Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of ADVANCED PRECISION TECHNOLOGY, INC., a Nevada corporation (the "Corporation"), from the Corporation as stated above and upon payment to the Corporation of One Dollar ($1.00) per share (the "Purchase Price"), if and to the extent this A Warrant is exercised, in whole or in part, during the period this A Warrant remains in force, subject in all cases to adjustment as provided in Article II hereof, and to receive a certificate or certificates representing the Shares so purchased, upon presentation and surrender to the Corporation of this A Warrant, with the form of subscription attached hereto duly executed, and accompanied by payment of the Purchase Price of each Share purchased.

ARTICLE I --
TERMS OF THE WARRANT

Section 1.01 Subject to the provisions of Sections 1.05, 3.01, and 4.03 hereof, this "A" Warrant may be exercised at any time from and after issuance (the "Exercise Commencement Date"), but no later than 5:00 P.M., on or before February 28, 1998 but not thereafter (the "Expiration Time"), at which it shall become void, and all rights hereunder shall thereupon cease. Any rights to purchase the Company's Common Stock subject to the Warrants will be forfeited to the extent such Warrants are not exercised prior to the Expiration Time.

Section 1.02 (1) The holder of this Warrant (the "Holder") may exercise this Warrant, in whole or in part, upon surrender of this Warrant with the form of subscription attached hereto duly executed, to the Corporation at its corporate office in San Francisco, California together with the full Purchase Price for each Share to be purchased in lawful money of the United States, or by certified check, bank draft or postal or express money order payable in United States dollars to the order of the Corporation, and upon compliance with and subject to the conditions set forth herein.

(2) Upon receipt of this Warrant with the form of subscription duly executed and accompanied by payment of the aggregate Purchase Price for the Shares for which this Warrant is then being exercised, the Corporation shall cause to be issued certificates for the total number of whole Shares for which this Warrant is being exercised in such denominations as are required for delivery to the Holder, and the Corporation shall thereupon deliver such certificates to the Holder or its nominee.

(3) In case the Holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Corporation shall execute a new Warrant for the balance of the Shares that may be purchased upon exercise of this Warrant and deliver such new Warrant to the Holder.

(4) The Corporation covenants and agrees that it will pay when due and payable any and all taxes which may be payable in respect of the issue of this Warrant, or the issue of any Shares upon the exercise of this Warrant. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of this Warrant or of the Shares in a name other than that of the Holder at the time of surrender, and until the payment of such tax the Corporation shall not be required to issue such Shares.

Section 1.03 This Warrant may be split-up, combined or exchanged for another Warrant or Warrants of like tenor to purchase a like aggregate number of Shares. If the Holder desires to split-up, combine or exchange this Warrant, he shall make such request in writing delivered to the Corporation at its corporate office and shall surrender this Warrant and any other Warrants to be so split-up, combined or exchange, the Corporation shall execute and deliver to the person entitled thereto a Warrant or Warrants, as the case may be, as so requested. The Corporation shall not be required to effect any split-up, combination or exchange which will result in the issuance of a Warrant entitling the Holder to purchase upon exercise a fraction of a Share. The Corporation may require the Holder to pay a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any split-up, combination or exchange of Warrants.

Section 1.04 Prior to due presentment for registration of transfer of this Warrant, the Corporation may deem and treat the Holder as the absolute owner of this Warrant (notwithstanding any notation of ownership or other writing hereon) for the purpose of any exercise hereof and for all other purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 1.05 Any assignment permitted hereunder shall be made by surrender of this Warrant to the Corporation at its principal office with the form of assignment attached hereto duly executed and funds sufficient to pay any transfer tax. In such event, the Corporation shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation thereof at the corporate office of the Corporation together with a written notice signed by the Holder, specifying the names and denominations in which such new Warrants are to be issued. Any hypothecation, transfer, sale, or assignment of this Warrant must conform to the provisions of the Securities Act of 1933, as amended together with any applicable state securities laws.

Section 1.06 Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of any meetings of stockholders for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Corporation. If, however, at any time prior to the expiration of this Warrant and prior to its exercise, any of the following shall occur:

(a) the Corporation shall take a record of the holders of its shares of Common Stock for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Corporation; or

(b) the Corporation shall offer to the holders of its Common Stock any additional shares of capital stock of the Corporation or securities convertible into or exchangeable for shares of capital stock of the Corporation, or any option, right or warrant to subscribe therefor; or

(c) there shall be proposed any capital reorganization or reclassification of the Common Stock, or a sale of all or substantially all of the assets of the Corporation, or a consolidation or merger of the Corporation with another entity; or

(d) there shall be proposed a voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then, in any one or more of said cases, the Corporation shall cause to be mailed to the Holder, at the earliest practicable time (and, in any event, not less than thirty (30) days before any record date or other date set for definitive action), written notice of the date on which the books of the Corporation shall close or a record shall be taken to determine the stockholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Purchase Price and the kind and amount of the Common Stock and other securities and property deliverable upon exercise of this Warrant. Such notice shall also specify the date as of which the holders of the Common Stock of record shall participate in said distribution or subscription rights or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be (on which date, in the event of voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the right to exercise this Warrant shall terminate).

Without limiting the obligation of the Corporation to provide notice to the holder of actions hereunder, it is agreed that failure of the Corporation to give notice shall not invalidate such action of the Corporation.

Section 1.07 If this Warrant is lost, stolen, mutilated or destroyed, the Corporation shall, on such reasonable terms as to indemnity or otherwise as it may impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as, and in substitution for, this Warrant, which shall thereupon become void. Any such new Warrant shall constitute an additional contractual obligation of the Corporation, whether or not the Warrant so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone.

Section 1.08 (1) The Corporation covenants and agrees that at all times it shall reserve and keep available for the exercise of this Warrant such number of authorized Shares as are sufficient to permit the exercise in full of this Warrant.

(2) Prior to the issuance of any Shares upon exercise of this Warrant, the Corporation shall secure the listing of such Shares upon any securities exchange or automate quotation system upon which the shares of the Corporation's Common Stock are listed for trading.

(3) The Corporation covenants that all Shares when issued upon the exercise of this Warrant will be validly issued, fully paid, non-assessable and free of preemptive rights.

ARTICLE II -- ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF SHARES PURCHASABLE UPON EXERCISE

Section 2.01 In case the Corporation shall, while this Warrant remains unexercised, in whole or in part, and in force effect a recapitalization, consolidation, merger, sale of assets, issue additional shares by way of any of the above or otherwise, for any reason whatsoever, the purchase price and the number of shares purchasable upon exercise of this Warrant shall not be adjusted or changed in any way.

ARTICLE III -- REGISTRATION UNDER THE SECURITIES ACT OF 1933

Section 3.01 This "A" Warrant and the Shares of Common Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended ("the Act"). Any Shares of Common Stock issued upon exercise of this Warrant shall bear the following legend:

The Shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred in the absence of a registration statement covering said Shares or an opinion of Counsel to the Company that such registration is not required.

ARTICLE IV -- OTHER MATTERS

Section 4.01 The Corporation will from time to time promptly pay, subject to the provisions of paragraph (4) of Section 1.02 hereof, all taxes and charges that may be imposed upon the Corporation in respect of the issuance or delivery of this Warrant or the Shares purchasable upon the exercise of this Warrant.

Section 4.02 All the covenants and provisions of this Warrant by or for the benefit of the Corporation shall bind and inure to the benefit of its successors and assigns hereunder.

Section 4.03 The Corporation shall have the right to redeem this Warrant at any time, upon thirty (30) days notice to the Warrantholder and upon payment of $0.01 per Warrant.

Section 4.04 Notices or demands pursuant to this Warrant to be given or made by the Holder to or on the Corporation shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Corporation, as follows:

ADVANCED PRECISION TECHNOLOGY
Pier 9, Suite 104 Embarcadero
San Francisco, California 94111

Notices to the Holder provided for in this Warrant shall be deemed given or made by the Corporation if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed to the Holder at his last known address as it shall appear on the books of the Corporation.

Section 4.05 The validity, interpretation and performance of this Warrant shall be governed by the laws of the State of Nevada.

Section 4.06 Nothing in this Warrant expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the Corporation and the Holder any right, remedy or claim under promise or agreement hereof, and all covenants, conditions, stipulations, promises and agreements contained in this Warrant shall be for the sole and exclusive benefit of the Corporation and its successors and of the Holder, its successors and, if permitted, its assignees.

Section 4.07 The Article headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.

IN WITNESS WHEREOF, this Warrant has been duly executed by the Corporation under its corporate seal as of the ______ day of ____________ 199___.

ADVANCED PRECISION TECHNOLOGY, INC.

BY: ___________________________

(Corporate Seal)
Attest:

____
Secretary

Subscription Form

COMMON STOCK PURCHASE "A" WARRANT

ADVANCED PRECISION TECHNOLOGY
Pier 9, Suite 104 Embarcadero
San Francisco, California 94111

The undersigned hereby irrevocably subscribes for the purchase of shares of your Common Stock pursuant to and in accordance with the terms and conditions of this "A" Warrant, and herewith makes payment, covering such shares of Common Stock which should be delivered to the undersigned at the address stated below, and, if said number of shares shall not be all of the shares purchasable hereunder, that a new Warrant of like tenor for the balance of the remaining shares purchasable hereunder be delivered to the undersigned at the address stated below.

The undersigned agrees that: (1) the undersigned will not offer, sell, transfer or otherwise dispose of any such shares of Common Stock unless either (a) a registration statement, or post-effective amendment thereto, covering such shares of Common Stock has been filed with the Securities and Exchange Commission pursuant to the Securities Act if 1933, as amended (the "Act"), and such sale, transfer or other disposition is accompanied by a prospectus meeting the requirements of Section 10 of the act forming a part of such registration statement, or post-effective amendment thereto, which is in effect under the Act covering the shares of Common Stock to be so sold, transferred or otherwise disposed of, or (b) counsel to ADVANCED PRECISION TECHNOLOGY, INC. satisfactory to the undersigned has rendered an opinion in writing and addressed to ADVANCED PRECISION TECHNOLOGY, INC. that such proposed offer, sale, transfer or other disposition of the shares of Common Stock is exempt from the provisions of Section 5 of the Act in view of the circumstances of such proposed offer, sale, transfer or other disposition; (2) ADVANCED PRECISION TECHNOLOGY, INC. may notify the transfer agent for its Common Stock that the certificates for the Common Stock acquired by the undersigned are not to be transferred unless the transfer agent receives advice from ADVANCED PRECISION TECHNOLOGY, INC. that one or both of the conditions referred to in (1)(a) and (1)(b) above have been satisfied; and (3) ADVANCED PRECISION TECHNOLOGY, INC. may affix the legend set forth in Section 3.01 of this Warrant to the certificates for shares of Common Stock hereby subscribed for, if such legend is applicable.

Dated: ______________________________ Signed: ______________________________

Signature guaranteed:

Address: ____

EXHIBIT B

The Warrants represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred in the absence of a registration statement covering said Warrants or an opinion of counsel to the Company that such registration is not required.

SAMPLE "B" WARRANT

COMMON STOCK PURCHASE "B" WARRANT

For the Purchase of Common Stock, Par Value $0.001 per Share,
of ADVANCED PRECISION TECHNOLOGY
(Incorporated Under the Laws of the State of Nevada)

Name of Registered Owner:____

No. of "B" Warrants____________________________________(_____). Warrant to Purchase Common Stock

THIS IS TO CERTIFY, that, for value received,______________________or registered assigns (the "Holder"), is entitled, subject to the terms and conditions hereinafter set forth, on or after issuance and at any time prior to 5 P.M., Castro Valley, California Time, on or before August 31, 1998 but not thereafter, to purchase such number of shares (the "Shares") of Common Stock, par value $0.001 per share (the "Common Stock"), of ADVANCED PRECISION TECHNOLOGY, INC., a Nevada corporation (the "Corporation"), from the Corporation as stated above and upon payment to the Corporation of Two Dollars ($2.00) per share (the "Purchase Price"), if and to the extent this B Warrant is exercised, in whole or in part, during the period this B Warrant remains in force, subject in all cases to adjustment as provided in Article II hereof, and to receive a certificate or certificates representing the Shares so purchased, upon presentation and surrender to the Corporation of this "B" Warrant, with the form of subscription attached hereto duly executed, and accompanied by payment of the Purchase Price of each Share purchased.

ARTICLE I --
TERMS OF THE WARRANT

Section 1.01 Subject to the provisions of Sections 1.05, 3.01, and 4.03 hereof, this "B" Warrant may be exercised at any time from and after issuance (the "Exercise Commencement Date"), but no later than 5:00 P.M., on or before August 31, 1998, but not thereafter (the "Expiration Time"), at which it shall become void, and all rights hereunder shall thereupon cease. Any rights to purchase the Company's Common Stock subject to the Warrants will be forfeited to the extent such Warrants are not exercised prior to the Expiration Time.

Section 1.02 (1) The holder of this Warrant (the "Holder") may exercise this Warrant, in whole or in part, upon surrender of this Warrant with the form of subscription attached hereto duly executed, to the Corporation at its corporate office in Castro Valley, California together with the full Purchase Price for each Share to be purchased in lawful money of the United States, or by certified check, bank draft or postal or express money order payable in United States dollars to the order of the Corporation, and upon compliance with and subject to the conditions set forth herein.

(2) Upon receipt of this Warrant with the form of subscription duly executed and accompanied by payment of the aggregate Purchase Price for the Shares for which this Warrant is then being exercised, the Corporation shall cause to be issued certificates for the total number of whole Shares for which this Warrant is being exercised in such denominations as are required for delivery to the Holder, and the Corporation shall thereupon deliver such certificates to the Holder or its nominee.

(3) In case the Holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Corporation shall execute a new Warrant for the balance of the Shares that may be purchased upon exercise of this Warrant and deliver such new Warrant to the Holder.

(4) The Corporation covenants and agrees that it will pay when due and payable any and all taxes which may be payable in respect of the issue of this Warrant, or the issue of any Shares upon the exercise of this Warrant. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of this Warrant or of the Shares in a name other than that of the Holder at the time of surrender, and until the payment of such tax the Corporation shall not be required to issue such Shares.

Section 1.03 This Warrant may be split-up, combined or exchanged for another Warrant or Warrants of like tenor to purchase a like aggregate number of Shares. If the Holder desires to split-up, combine or exchange this Warrant, he shall make such request in writing delivered to the Corporation at its corporate office and shall surrender this Warrant and any other Warrants to be so split-up, combined or exchange, the Corporation shall execute and deliver to the person entitled thereto a Warrant or Warrants, as the case may be, as so requested. The Corporation shall not be required to effect any split-up, combination or exchange which will result in the issuance of a Warrant entitling the Holder to purchase upon exercise a fraction of a Share. The Corporation may require the Holder to pay a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any split-up, combination or exchange of Warrants.

Section 1.04 Prior to due presentment for registration of transfer of this Warrant, the Corporation may deem and treat the Holder as the absolute owner of this Warrant (notwithstanding any notation of ownership or other writing hereon) for the purpose of any exercise hereof and for all other purposes, and the Corporation shall not be affected by any notice to the contrary.

Section 1.05 Any assignment permitted hereunder shall be made by surrender of this Warrant to the Corporation at its principal office with the form of assignment attached hereto duly executed and funds sufficient to pay any transfer tax. In such event, the Corporation shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation thereof at the corporate office of the Corporation together with a written notice signed by the Holder, specifying the names and denominations in which such new Warrants are to be issued. Any hypothecation, transfer, sale, or assignment of this Warrant must conform to the provisions of the Securities Act of 1933, as amended together with any applicable state securities laws.

Section 1.06 Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of any meetings of stockholders for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Corporation. If, however, at any time prior to the expiration of this Warrant and prior to its exercise, any of the following shall occur:

(a) the Corporation shall take a record of the holders of its shares of Common Stock for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Corporation; or

(b) the Corporation shall offer to the holders of its Common Stock any additional shares of capital stock of the Corporation or securities convertible into or exchangeable for shares of capital stock of the Corporation, or any option, right or warrant to subscribe therefor; or

(c) there shall be proposed any capital reorganization or reclassification of the Common Stock, or a sale of all or substantially all of the assets of the Corporation, or a consolidation or merger of the Corporation with another entity; or

(d) there shall be proposed a voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then, in any one or more of said cases, the Corporation shall cause to be mailed to the Holder, at the earliest practicable time (and, in any event, not less than thirty (30) days before any record date or other date set for definitive action), written notice of the date on which the books of the Corporation shall close or a record shall be taken to determine the stockholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Purchase Price and the kind and amount of the Common Stock and other securities and property deliverable upon exercise of this Warrant. Such notice shall also specify the date as of which the holders of the Common Stock of record shall participate in said distribution or subscription rights or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be (on which date, in the event of voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the right to exercise this Warrant shall terminate).

Without limiting the obligation of the Corporation to provide notice to the holder of actions hereunder, it is agreed that failure of the Corporation to give notice shall not invalidate such action of the Corporation.

Section 1.07 If this Warrant is lost, stolen, mutilated or destroyed, the Corporation shall, on such reasonable terms as to indemnity or otherwise as it may impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as, and in substitution for, this Warrant, which shall thereupon become void. Any such new Warrant shall constitute an additional contractual obligation of the Corporation, whether or not the Warrant so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone.

Section 1.08 (1) The Corporation covenants and agrees that at all times it shall reserve and keep available for the exercise of this Warrant such number of authorized Shares as are sufficient to permit the exercise in full of this Warrant.

(2) Prior to the issuance of any Shares upon exercise of this Warrant, the Corporation shall secure the listing of such Shares upon any securities exchange or automate quotation system upon which the shares of the Corporation's Common Stock are listed for trading.

(3) The Corporation covenants that all Shares when issued upon the exercise of this Warrant will be validly issued, fully paid, non-assessable and free of preemptive rights.

ARTICLE II --
ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF SHARES PURCHASABLE UPON EXERCISE

Section 2.01 In case the Corporation shall, while this Warrant remains unexercised, in whole or in part, and in force effect a recapitalization, consolidation, merger, sale of assets, issue additional shares by way of any of the above or otherwise, for any reason whatsoever, the purchase price and the number of shares purchasable upon exercise of this Warrant shall not be adjusted or changed in any way.

ARTICLE III --
REGISTRATION UNDER THE SECURITIES ACT OF 1933

Section 3.01 This "B" Warrant and the Shares of Common Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended ("the Act"). Any Shares of Common Stock issued upon exercise of this Warrant shall bear the following legend:

The Shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred in the absence of a registration statement covering said Shares or an opinion of Counsel to the Company that such registration is not required.

ARTICLE IV --
OTHER MATTERS

Section 4.01 The Corporation will from time to time promptly pay, subject to the provisions of paragraph (4) of Section 1.02 hereof, all taxes and charges that may be imposed upon the Corporation in respect of the issuance or delivery of this Warrant or the Shares purchasable upon the exercise of this Warrant.

Section 4.02 All the covenants and provisions of this Warrant by or for the benefit of the Corporation shall bind and inure to the benefit of its successors and assigns hereunder.

Section 4.03 The Corporation shall have the right to redeem this Warrant at any time, upon thirty (30) days notice to the Warrantholder and upon payment of $0.01 per Warrant.

Section 4.04 Notices or demands pursuant to this Warrant to be given or made by the Holder to or on the Corporation shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Corporation, as follows:

ADVANCED PRECISION TECHNOLOGY
Pier 9, Suite 104 Embarcadero
San Francisco, California 94111

Notices to the Holder provided for in this Warrant shall be deemed given or made by the Corporation if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed to the Holder at his last known address as it shall appear on the books of the Corporation.

Section 4.05 The validity, interpretation and performance of this Warrant shall be governed by the laws of the State of Nevada.

Section 4.06 Nothing in this Warrant expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the Corporation and the Holder any right, remedy or claim under promise or agreement hereof, and all covenants, conditions, stipulations, promises and agreements contained in this Warrant shall be for the sole and exclusive benefit of the Corporation and its successors and of the Holder, its successors and, if permitted, its assignees.

Section 4.07 The Article headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.

IN WITNESS WHEREOF, this "B" Warrant has been duly executed by the Corporation under its corporate seal as of the ______ day of ____________199___.

ADVANCED PRECISION TECHNOLOGY, INC.

BY: ____________________________

(Corporate Seal) Attest:

____
Secretary

Subscription Form

COMMON STOCK PURCHASE "B" WARRANT

ADVANCED PRECISION TECHNOLOGY

Pier 9, Suite 104 Embarcardero
San Francisco, California 94111

The undersigned hereby irrevocably subscribes for the purchase of shares of your Common Stock pursuant to and in accordance with the terms and conditions of this "B" Warrant, and herewith makes payment, covering such shares of Common Stock which should be delivered to the undersigned at the address stated below, and, if said number of shares shall not be all of the shares purchasable hereunder, that a new Warrant of like tenor for the balance of the remaining shares purchasable hereunder be delivered to the undersigned at the address stated below.

The undersigned agrees that: (1) the undersigned will not offer, sell, transfer or otherwise dispose of any such shares of Common Stock unless either (a) a registration statement, or post-effective amendment thereto, covering such shares of Common Stock has been filed with the Securities and Exchange Commission pursuant to the Securities Act if 1933, as amended (the "Act"), and such sale, transfer or other disposition is accompanied by a prospectus meeting the requirements of Section 10 of the act forming a part of such registration statement, or post-effective amendment thereto, which is in effect under the Act covering the shares of Common Stock to be so sold, transferred or otherwise disposed of, or (b) counsel to ADVANCED PRECISION TECHNOLOGY, INC. satisfactory to the undersigned has rendered an opinion in writing and addressed to ADVANCED PRECISION TECHNOLOGY, INC. that such proposed offer, sale, transfer or other disposition of the shares of Common Stock is exempt from the provisions of Section 5 of the Act in view of the circumstances of such proposed offer, sale, transfer or other disposition; (2) ADVANCED PRECISION TECHNOLOGY, INC. may notify the transfer agent for its Common Stock that the certificates for the Common Stock acquired by the undersigned are not to be transferred unless the transfer agent receives advice from ADVANCED PRECISION TECHNOLOGY, INC. that one or both of the conditions referred to in (1)(a) and (1)(b) above have been satisfied; and (3) ADVANCED PRECISION TECHNOLOGY, INC. may affix the legend set forth in Section 3.01 of this Warrant to the certificates for shares of Common Stock hereby subscribed for, if such legend is applicable.

Dated: ______________________________ Signed: ______________________________

Signature guaranteed: Address: ______________________________

EXHIBIT C-1

ADVANCED PRECISION TECHNOLOGY
*****ALL INFORMATION WILL BE TREATED CONFIDENTIALLY*****

INVESTOR QUESTIONNAIRE

INSTRUCTIONS: This Questionnaire is being sent to each individual who has indicated an interest in purchasing the Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock (the "Preferred Shares") and A Warrants and B Warrants (both, collectively, as the "Warrants") of Advanced Precision Technology, Inc., a Nevada corporation (the "Company"). The purpose of this Questionnaire is to assure the Company that each investor will meet the standards imposed by applicable federal and state law, since the Preferred Shares and Warrants offered hereunder will not be registered with the Securities and Exchange Commission or with the securities regulatory agency of an state.

If the answer to any questions is "None" or "Not Applicable", please so state. Your answers will, at all times, be kept strictly confidential. However, by signing this questionnaire, you agree that the Company and/or seller may present this Questionnaire to such parties as it deems appropriate, if called upon under law to establish the availability under state or federal securities laws of an exemption from registration of this private placement.

Please complete, sign, date, and return the questionnaire to the Company.

PLEASE PRINT

Name____

Residence Address ____________________________________

____

Phone Number ______________________________________

Occupation____

Business Address ____________________________________

____

Business Telephone __________________________________

Social Security Number _______________________________

* If Corporate Purchaser:

Publicly Owned ____________ or Privately Owned _______________

Jurisdiction of Incorporation ________________________________

Fiscal Year End ____

* If Partnership Purchaser:

Date of Formation ____

Fiscal Year End ____

I prefer to have correspondence sent to my:

Home Address (___)   Business Address (___)

I. INVESTOR INFORMATION

1. Set forth in the space provided below the state(s) in which you have maintained your principal residence during the past two years and the dates during which you resided in each state.

____

____

2. Do you maintain a house or apartment in any other state(s)? If yes, in which state(s)?

____

3. In which state, if any, do you pay state income taxes?

____

4. In which state, if any, are you registered to vote?

____

5. What is your present age?

____

6. In your federal income tax return for 1996, check which of the following tax tables you did or will use:

Married Individuals Filing Joint Returns (___)
Head of Household (___)
Unmarried Individuals (___)
Married Individuals Filing Separate Returns (___)

7. Please describe your educational background, indicating dates of attendance and degrees obtained.

____

____

____

____

8. Please describe briefly the principal positions you have held during the last ten years or since graduation from college. Specific employers need not be identifies. What is sought is a sufficient description to enable the Company to determine the extent of your vocational related experience in financial and business matters.

From	To	Position	Brief Description of Position

9. Investment Experience:

(a) Please indicate the frequency of your investment in marketable securities:

Often (___) Occasionally (___) Seldom (___) Never (___)

(b) Value of Common Stocks ______________________________

(c) Value of Corporate Bonds ____________________________

(d) Value of Municipal Bonds ____________________________

(e) Value of Tax Deferred Annuities ______________________

10. Tax-shelter Investment Holdings:

Name of Investment	When Purchased	Approximate Amount

11. The undersigned has previously purchased Private Placements (securities which were sold in reliance upon the non-public offering exemption from registration under the Securities Act of 1933).

Yes (___) No (___)

12. During the past five (5) years, additional investments in real estate limited partnerships, not set forth elsewhere in this Questionnaire, have been made as follows:

Name of Investment	When Purchased	Purchase Price

13. Real estate holding, including personal residence (other than Limited Partnerships).

Type of Property	When Purchased	Purchase Price

14. Are you a Trustee of a Pension or Profit Sharing Plan? _____

If yes, please describe and set forth the value of the assets of the Plan:

____

____

____

15. Do you believe that you are capable of evaluating the merits and risks of this investment?

Yes (___) No (___)

If yes, please describe and set forth the reasons.

____

____

____

____

16. Do you intend to use a Purchaser Representative to assist you in your understanding of this investment?

Yes (___) No (___)

If you use a Purchaser Representative, fill out the enclosed Selection of Purchaser Representative Form.

Print Name: ______________________ Date:__________

II. STATUS AS ACCREDITED INVESTOR

(Please answer each question.)

17. (a) Does your individual net worth (inclusive of home, furnishings and automobiles valued at fair market value) or the joint net worth of you and your spouse (if any), exceed $1,000,000 at the present time?

Yes ______________ No ________________

(b) Did your individual income exceed $200,000 in each of the last two years and do you expect an income in excess of $200,000 this year?

(For this purpose, income is computed by adding the following items to adjusted gross income as computed for federal income tax purposes (but not including any amounts attributable to a spouse or property owned by a spouse): any deductions for a long-term capital gain or depletion, any exclusion of interest earned on tax-exempt bonds, any losses allocated from a limited partnership, amounts contributed to an IRA or Keogh retirement plan and alimony payments.)

Yes ______________ No ________________

(c) If married, did your joint combined income with that of your spouse exceed $300,000 in each of the last two years and do you expect a joint combined income in excess of $300,000 this year?

Yes ______________ No ________________

IV. REPRESENTATIONS

I hereby warrant and represent that:

(a) The information contained in this Investor Questionnaire is true, complete and accurate and may be relied upon by the Corporation in determining whether the offering in which I propose to participate is exempt from registration under the Act of 1933, pursuant to Regulation D or otherwise, and applicable state securities laws.

(b) I have sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of a prospective investment. I understand the risks associated with an investment herein.

(c) I understand that a false representation may constitute a violation of law, and agree to indemnify and hold harmless anyone who relies on my representations from any loss or damages resulting from any misstatement in this Investor Questionnaire.

(d) I will notify the Company of any material changes in the information provided which occur prior to the acceptance of my subscription.

I have executed this Investor Questionnaire this ____ day of ____________, 199____, for the purpose of qualifying for the purchase of privately placed securities.

________________________________ ________________________________

Signature of co-owner (if the Units are to be purchased in joint name or as community property)

Signature of subscriber

EXHIBIT C-2

ADVANCED PRECISION TECHNOLOGY
A NEVADA CORPORATION

INVESTMENT AGREEMENT

Date:____________________

Memorandum No.________

Dear Sir:

1. The undersigned hereby acknowledges receipt of the following information on ADVANCED PRECISION TECHNOLOGY (the "Company"):

a.) First Amendment to Confidential Private Placement Memorandum, dated September 6, 1997;
b.) Audited Financial Statements dated December 31, 1996;
c.) Unaudited Financial Statements dated June 30, 1997;
d.) A Copy of the "A" Warrant; and
e.) A Copy of the "B" Warrant.

Acknowledge with Initials:______________

2. The undersigned hereby tenders this Investment Agreement for the purchase of the Series A 12% Cumulative Non-Voting Convertible Callable Preferred Stock, Class A Redeemable Common Stock Purchase Warrants, and Class B Common Stock Purchase Warrants (collectively, the "Securities").

3. The undersigned hereby represents and warrants to the Company as follows:

a.) The Subscriber understands that the representations contained herein are made for the purpose of satisfying the Company that the Subscriber is an Accredited Investor. THE SUBSCRIBER HEREBY REPRESENTS THAT THE STATEMENT OR STATEMENTS MADE HEREIN ARE TRUE AND CORRECT IN ALL RESPECTS. THE SUBSCRIBER UNDERSTANDS THAT A FALSE REPRESENTATION MAY CONSTITUTE A VIOLATION OF LAW AND THAT ANY PERSON WHO SUFFERS DAMAGE AS A RESULT OF A FALSE REPRESENTATION MAY HAVE A CLAIM AGAINST THE SUBSCRIBER FOR DAMAGES.

b.) In connection with this Investment Agreement, the Subscriber has been advised and understands that immediately prior to the offer and purchase of the Securities pursuant to this Agreement:

(i) The Subscriber had such knowledge and experience in financial and business matters that the subscriber was capable of evaluating the merits and risks of the prospective investment; and

(ii) The Subscriber was able to bear the economic risk of the investment; and

(iii) **The Subscriber is an Accredited Investor as that term is defined under Regulation D, Rule 501(a). Under Regulation D, an individual Accredited Investor must meet the following criteria:**

a.) The Subscriber is a natural person and had an <u>individual</u> income in excess of $200,000 or <u>joint</u> income with that person's spouse in excess of $300,000 in each of the two most recent years and who reasonably expects reaching the same level of income in the current year; <u>and/or</u>

b.) The Subscriber is a natural person is a natural person and his/her net worth as of a current date (i.e., the excess of total assets over total liabilities), <u>inclusive</u> of home, home furnishings, and automobiles, either individually or jointly with his/her spouse, exceeds $1,000,000.

Acknowledge with Initials:______________

c.) He is acquiring the Securities for his own home account and not for the account of others and for investment purposes only and not with a view to or for the sale, offer for sale, transfer, assignment, resale, or distribution thereof, in whole or in part. He has no contract to sell, transfer, assign, or pledge to any person the Securities subscribed for, or any part thereof. He has no present plans to enter into any such contract, undertaking, or arrangement. He will not transfer or assign the Investment Agreement or any of his interest herein. He understands the meaning and legal consequences of the foregoing representations and warranties.

d.) He has consulted with such legal, tax, and other counsel, each of whom he has found necessary to consult concerning this transaction, and such consultation has included an examination of applicable documents and an analysis of all tax, financial, corporate, and securities law aspects. He, his counsel, his advisors, and such other persons with whom he found it necessary to consult, have sufficient knowledge and experience in such matters to evaluate the information and the risks of the investment and to make an informed investment decision with respect thereto.

e.) With respect to the tax aspects of his investment, he is relying solely upon the advice of his own personal tax advisors and upon his own knowledge with respect thereto. He is aware that any Federal Income Tax benefits which may be available to him may be lost through adoption of new laws or regulations, amendments to existing laws and regulations, or changes in the interpretation of existing laws and regulations.

f.) He understands and is aware that the Securities (and any Shares of the Company's Common Stock that may be issued to him in connection with conversion of the Preferred Shares and the exercise of the Warrants) have not been registered under the Act of 1933, as amended ("the Act"), nor pursuant to any other Federal law in reliance on exemptions for private offerings contained in Section 4(2) of the Act. He is fully aware that any Securities purchased him are to be sold in reliance upon such exemption based upon his representations, warranties, and agreements set forth herein. He is also aware and understands that such exemption is dependent upon the accuracy of the statements made by him herein.

g.) He is fully aware of the restrictions on sale, transferability, and assignment of the Securities, and he must bear economic risk of his investment in the Company for an indefinite period of time because the Securities (and any Shares of the Company's Common Stock acquired in connection with the purchase of the Securities) have not been registered under the Act, and therefore, cannot be offered or sold unless they are subsequently registered under the Act or an exemption from such registration is available.

h.) He is aware that the Securities are speculative investments involving an **EXTREMELY HIGH LEVEL OF RISK** and that any right to transfer his Securities in the Company is limited and restricted by law.

h.) No representations or warranties have been made to him other than those contained herein, and he has not relied upon any other representation or warranty.

i.) He is over the age of 21, and he, either alone or together with his offeree representative (if any), has business and investment experience and knowledge sufficient to enable him to evaluate the hazards and merits of making this investment.

j.) The foregoing representations and warranties are true and accurate as of the date hereof and will be true and correct as of the date of his purchase of the Securities. All representations and warranties made in this Agreement shall survive Investor's purchase of the Securities and any execution of this Agreement.

***** FURTHER REPRESENTATIONS & ACKNOWLEDGEMENTS OF INVESTOR *****

4. Investor further acknowledges and represents that he has received, read, understood, and is familiar with and understands the Private Placement Memorandum bearing all attachments and exhibits thereto concerning the Company and the offering pursuant to which this Investment Agreement is being made. He further acknowledges that, except as set forth herein, no representations or warranties have been made to him or to his advisors by the Company or by any person acting on behalf of the Company, the financial condition of the Company, the deductibility of any item for tax purposes, and/or the economic, tax, or any other aspects or consequences of a purchase of a share and/or investment in the Company, and he has not relied upon any information concerning the offering, written or oral, other than as contained herein.

5. The undersigned understands that these Securities of the Company are being purchased for the undersigned's own account for investment and not for distribution or resale to others. The undersigned agrees that he will not sell or otherwise transfer these securities unless they are registered under the Federal Act of 1933 or unless an exemption from such registration is available. The undersigned represents that he has adequate means of providing for his current needs and possible personal contingencies and that he has no need for liquidity of this investment.

6. The provisions of this Agreement shall be deemed to obligate, extend to and inure to the benefit of the successors, assigns, transferees, grantees, and indemnitees of both parties to this Agreement.

7. Wherever the context so requires: the singular number shall include the plural; the plural shall include the singular; and the masculine gender shall include the feminine and neuter genders.

8. This Agreement, after full execution, acknowledgment and delivery, memorializes and constitutes the entire agreement and understanding between the parties and supersedes and replaces all prior negotiations and agreements of the parties, whether written or unwritten. Each of the parties to this Agreement acknowledges that no other party, nor any agent or attorney of any other party has made any promises, representations, or warranty whatsoever, express or implied, which is not expressly contained in this Agreement; and each party further acknowledges that he or it has not executed this Agreement in reliance upon any belief as to any fact not expressly recited hereinabove. No amendment or waiver of any provision, term, or condition of this Agreement shall be effective unless the same is executed by the party against whom enforcement is sought.

9. This Agreement may be executed in any number of counterparts.

10. **ARBITRATION. Any dispute or claim arising to or in any way related to this Agreement shall be settled by arbitration in San Francisco, California and this Agreement and the interpretation of this Agreement shall be governed by Nevada law.** All arbitration shall be conducted in accordance with the rules and regulations of the American Arbitration Association ("AAA"). AAA shall designate an arbitrator from an approved list of arbitrators following both parties' review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration. A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the parties included in the arbitration. **The decision of the arbitrator shall be binding upon the parties and judgement in accordance with that decision may be entered in any court having jurisdiction thereof.**

IN WITNESS WHEREOF, I have executed this Investment Agreement this _____ day of __________, 19____.

Dollar Amount of Securities Purchased: ______________________________

Name (please print): ____

Signature: ____

ACCEPTED:

______________________________ Date: ____________________
ADVANCED PRECISION TECHNOLOGY

[NOTE: Investor to complete ownership information on following page.]

c:s:4671:APT:LOM:r9.9.6.97

ADVANCED PRECISION TECHNOLOGY
A NEVADA CORPORATION

INVESTMENT AGREEMENT

Date:____________________

Memorandum No.___________

Provide Name(s) exactly as you wish your interest in the Company to be registered:

____
(please print clearly)

____

Provide Address:

____

1. If Not in Your Name, Provide Manner of Ownership
(Joint Tenancy, Tenants in Common, etc.):

____

2. Social Security Number and Address of Each Owner:

	Owner Name	S.S. No.	Address (Street/City/State/Zip)
A.	____________________	_______________	__________________________
B.	____________________	_______________	__________________________
C.	____________________	_______________	__________________________

EXHIBIT C-3

PURCHASER REPRESENTATIVE QUESTIONNAIRE

ADVANCED PRECISION TECHNOLOGY
A NEVADA CORPORATION

Date:____________________

Memorandum No.__________

Name of Offeree: ____

Please complete the following questionnaire fully, attaching additional sheets if necessary.

1. Name ____

Age ________________ Business Address:

____

____

2. Present occupation or position, indicating period of such practice or employment and field or professional specialization, if any:

____

3. List any business or professional education, including degrees received, if any:

____

____

4. Have you had prior experience in advising clients with respect to investments of this type:

Yes (___) No (___)

I understand that the Company will be relying on the accuracy and thoroughness of my responses to the foregoing questions, and I represent and warrant to the selling agent and the Company the following: (i) I am acting as Purchaser Representative for

____

in connection with evaluating the merits and risks of the prospective investment by the Offeree in Advanced Precision Technology, Inc. (ii) The answers to the above questions are true and correct and may be relied upon by the underwriter in determining whether the Offering in connection with which I have executed this questionnaire is exempt from registration under Section 4(2) and Regulation D of the Act of 1933, as amended, and under applicable state securities laws; (iii) to the best of my knowledge, the information contained in the Offeree's suitability questionnaire, which I have reviewed, is true and correct, and, in my opinion, the Offeree is capable of bearing the economic risk of the proposed investment; (v) I have received copies of the Offering document and have reviewed same with the Offeree; (vi) The representations, warranties and acknowledgments made by the Offeree in the Investment Agreement which pertain are true and correct, and those which pertain to the Offeree, to the best of my knowledge, are true and correct; (vii) I personally (or together with the Offeree of the additional Purchaser Representative or Representatives indicated above) have such knowledge and experience in financial and business matters that I am capable of evaluating the merits and risks of the Offeree's prospective investment in the Offering. Executed at

_______________________, ____________________ on

this __________ day of _______________, 19_____.

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(Signature of Purchaser Representative)

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(Print Name of Purchaser Representative)

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(Print Address of Purchaser Representative)

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(Print Telephone No. w/Area Code)

c:s:4671:APT:LOM:r9.9.6.97.

5. List any professional licenses or registration, including bar admissions, accounting certificates, real estate brokerage licenses, and SEC or state broker-dealer registrations, held by you:

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6. Describe generally any business, financial or investment experience that would help you to evaluate the merits and risks of this investment:

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7. State how long you have known the Offeree and in what capacity:

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8. In advising the Offeree in connection with Offeree's prospective investment in the Offering, I will be relying in part on the Offeree's own expertise in certain areas.

Yes (__) No (__)

9. In advising Offeree in connection with Offeree's prospective investment in the Offering, I will be relying in part on the expertise of an additional Purchase Representative or Representatives.

Yes (__) No (__)

If "Yes" give the name and address of such additional Representative or Representatives:

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